IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2023 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 81, beginning on July 1st, 2023.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 736,421,306 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,364.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 412,698,839 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 57.16% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	736,421,306	7,364

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) The capital increase and the issuance of shares resolved by the board of directors on October 5, 2023, are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2023
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CCL	Cash settlement
Celap	Centro de Entretenimientos La Plata S.A.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
MEP	Electronic Payment Market
MPIT	Minimum presumed income tax
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
Zetol	Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2023 and June 30, 2023
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	8	866,371	768,496
Property, plant and equipment	9	13,534	13,682
Trading properties	10, 22	8,126	8,136
Intangible assets	11	10,739	10,712
Right-of-use assets	12	4,164	3,957
Investments in associates and joint ventures	7	42,709	49,982
Deferred income tax assets	19	974	1,159
Income tax credit		13	28
Trade and other receivables	13, 14	8,514	5,982
Investments in financial assets	13	2,865	2,591
Total non-current assets		958,009	864,725
Current assets
Trading properties	10, 22	177	194
Inventories	22	387	446
Income tax credit		834	983
Trade and other receivables	13, 14	30,172	34,885
Investments in financial assets	13	50,183	46,395
Cash and cash equivalents	13	21,601	11,777
Total current assets		103,354	94,680
TOTAL ASSETS		1,061,363	959,405
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		563,110	488,124
Non-controlling interest		32,647	30,107
TOTAL SHAREHOLDERS’ EQUITY		595,757	518,231
LIABILITIES
Non-current liabilities
Borrowings	13, 17	87,081	90,767
Lease liabilities		3,594	3,563
Deferred income tax liabilities	19	264,731	223,389
Trade and other payables	13, 16	11,836	13,264
Income tax and MPIT liabilities		1,385	-
Provisions	18	7,896	7,980
Salaries and social security liabilities		96	121
Total non-current liabilities		376,619	339,084
Current liabilities
Borrowings	13, 17	53,260	54,760
Lease liabilities		845	504
Trade and other payables	13, 16	30,914	40,521
Income tax liabilities		522	1,420
Provisions	18	1,145	1,138
Derivative financial instruments	13	14	8
Salaries and social security liabilities		2,287	3,739
Total current liabilities		88,987	102,090
TOTAL LIABILITIES		465,606	441,174
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,061,363	959,405

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Revenues	20	30,725	27,803
Costs	21, 22	(9,998)	(10,161)
Gross profit		20,727	17,642
Net gain / (loss) from fair value adjustment of investment properties	8	102,292	(15,797)
General and administrative expenses	21	410	(3,642)
Selling expenses	21	(1,610)	(1,175)
Other operating results, net	23	(414)	452
Profit / (loss) from operations		121,405	(2,520)
Share of profit of associates and joint ventures	7	2,217	2,281
Profit / (loss) before financial results and income tax		123,622	(239)
Finance income	24	378	140
Finance costs	24	(4,121)	(4,404)
Other financial results	24	(2,359)	512
Inflation adjustment	24	6,510	10,700
Financial results, net		408	6,948
Profit before income tax		124,030	6,709
Income tax expense	19	(42,950)	(3,620)
Profit for the year		81,080	3,089
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries (i)		(336)	(620)
Total other comprehensive loss for the period		(336)	(620)
Total comprehensive income for the period		80,744	2,469

Profit for the year attributable to:
Equity holders of the parent		77,042	2,768
Non-controlling interest		4,038	321

Total comprehensive income attributable to:
Equity holders of the parent		76,716	2,184
Non-controlling interest		4,028	285

Profit per share attributable to equity holders of the parent: (ii)
Basic		104.82	3.74
Diluted		103.27	3.83

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue (iv)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	113,704	8,447	172,600	677	13,533	67,304	15,859	88,636	488,124	30,107	518,231
Net profit for the period	-	-	-	-	-	-	-	-	-	-	77,042	77,042	4,038	81,080
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(326)	-	(326)	(10)	(336)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(326)	77,042	76,716	4,028	80,744
Repurchase of treasury shares (iii)	(132)	-	132	-	-	-	-	-	-	(1,742)	-	(1,742)	-	(1,742)
Warrants exercise (ii)	-	-	-	-	(7)	21	-	-	-	-	-	14	-	14
Issuance of shares	6,553	(6,553)	-	-	-	-	-	-	-	-	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	23	23
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	-	(1,511)	(1,511)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Balance as of September 30, 2023	7,220	-	144	113,704	8,440	172,621	677	13,533	67,304	13,789	165,678	563,110	32,647	595,757

(i) Includes ARS 4 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2023.
(ii) As of September 30, 2023, the remaining warrants to exercise amount to 79,646,262. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Program approved by the Board on June 15, 2023. As of September 30, 2023 the Company has bought 4,193,634 shares. See Note 28 to these Financial Statements.
(iv) See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended September 30, 2023 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(4,483)	12,114	255	41,942	(33,969)	15,859
Other comprehensive loss for the period	-	-	(326)	-	-	(326)
Total comprehensive loss for the period	-	-	(326)	-	-	(326)
Repurchase of treasury shares	(1,742)	-	-	-	-	(1,742)
Changes in non-controlling interest	-	-	-	-	(2)	(2)
Balance as of September 30, 2023	(6,225)	12,114	(71)	41,942	(33,971)	13,789

(1) Includes revaluation surplus.

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	101,212	8,473	191,579	705	9,062	67,304	(18,175)	100,732	461,703	31,607	493,310
Net profit for the period	-	-	-	-	-	-	-	-	-	2,768	2,768	321	3,089
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(584)	-	(584)	(36)	(620)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(584)	2,768	2,184	285	2,469
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(1,637)	-	(1,637)	-	(1,637)
Warrants exercise	-	-	-	-	2	-	-	-	-	-	2	-	2
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(81)	(81)
Reserve for share-based payments	-	-	-	-	-	(7)	-	-	7	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	95	-	95	2	97
Balance as of September 30, 2022	800	11	101,212	8,473	191,581	698	9,062	67,304	(20,294)	103,500	462,347	31,813	494,160

(i) Includes ARS 3 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Group’s other reserves for the period ended September 30, 2022 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(2,164)	12,114	1,465	3,886	(33,476)	(18,175)
Other comprehensive loss for the period	-	-	(584)	-	-	(584)
Total comprehensive loss for the period	-	-	(584)	-	-	(584)
Repurchase of treasury shares	(1,637)	-	-	-	-	(1,637)
Other changes in equity	-	-	95	-	-	95
Reserve for share-based payments	10	-	-	-	(3)	7
Balance as of September 30, 2022	(3,791)	12,114	976	3,886	(33,479)	(20,294)

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	11,805	12,379
Income tax paid		(1,133)	(2,061)
Net cash generated from operating activities		10,672	10,318
Investing activities:
Acquisition and improvements of investment properties		(1,350)	(1,556)
Proceeds from sales of investment properties		4,847	4,322
Acquisitions and improvements of property, plant and equipment		(246)	(236)
Proceeds from sales of property, plant and equipment		1	-
Acquisitions of intangible assets		(100)	(33)
Dividends collected from associates and joint ventures		-	141
Proceeds from sales of interest held in associates and joint ventures		8,472	-
Payments of derivative financial instruments		-	(19)
Acquisitions of investments in financial assets		(19,927)	(17,628)
Proceeds from disposal of investments in financial assets		14,854	19,434
Interest received from financial assets		410	205
Increase of loans granted to related parties		(52)	-
Net cash generated from investing activities		6,909	4,630
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		991	598
Payment of borrowings and non-convertible notes		(2,906)	(23,778)
Payments of short term loans, net		(1,988)	(13,165)
Interests paid		(2,077)	(5,874)
Capital contributions from non-controlling interest in subsidiaries		23	-
Payment of borrowings to related parties		-	(38)
Warrants exercise		14	2
Payment of financial leases		(49)	(12)
Repurchase of treasury shares		(1,742)	(1,637)
Net cash used in financing activities		(7,734)	(43,904)
Net increase / (decrease) in cash and cash equivalents		9,847	(28,956)
Cash and cash equivalents at the beginning of the period	13	11,777	37,134
Inflation adjustment		(615)	(422)
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		592	319
Cash and cash equivalents at end of the period	13	21,601	8,075

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 6, 2023.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 5 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2023 (accumulated three months)
Price variation	35%

As a consequence of the aforementioned, these financial statements as of September 30, 2023 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2023 and September 30, 2022 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

1.
“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 633 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

2.
“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

3.
Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing of 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the three-month periods ended September 30, 2023 and 2022:

IRSA Inversiones y Representaciones Sociedad Anónima

	09.30.2023
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	25,302	(144)	5,567	-	30,725
Costs	(4,327)	14	(5,685)	-	(9,998)
Gross profit / (loss)	20,975	(130)	(118)	-	20,727
Net gain / (loss) from fair value adjustment of investment properties	102,283	9	-	-	102,292
General and administrative expenses	343	19	-	48	410
Selling expenses	(1,624)	14	-	-	(1,610)
Other operating results, net	(421)	(1)	56	(48)	(414)
Profit / (loss) from operations	121,556	(89)	(62)	-	121,405
Share of profit / (loss) of associates and joint ventures	2,080	137	-	-	2,217
Segment profit / (loss)	123,636	48	(62)	-	123,622
Reportable assets	941,576	73	-	119,714	1,061,363
Reportable liabilities (i)	-	-	-	(465,606)	(465,606)
Net reportable assets	941,576	73	-	(345,892)	595,757

	09.30.2022
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	22,194	(138)	5,747	-	27,803
Costs	(4,393)	67	(5,835)	-	(10,161)
Gross profit / (loss)	17,801	(71)	(88)	-	17,642
Net loss from fair value adjustment of investment properties	(15,996)	199	-	-	(15,797)
General and administrative expenses	(3,682)	26	-	14	(3,642)
Selling expenses	(1,187)	12	-	-	(1,175)
Other operating results, net	431	-	35	(14)	452
Loss from operations	(2,633)	166	(53)	-	(2,520)
Share of profit of associates and joint ventures	2,438	(157)	-	-	2,281
Segment (loss) / profit	(195)	9	(53)	-	(239)
Reportable assets	928,592	(5,598)	-	103,632	1,026,626
Reportable liabilities (i)	-	-	-	(532,464)	(532,464)
Net reportable assets	928,592	(5,598)	-	(428,832)	494,162

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 4 as of September 30, 2023.

(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the periods ended September 30, 2023 and 2022:

	09.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	17,150	1,584	262	5,987	319	25,302
Costs	(999)	(98)	(215)	(2,747)	(268)	(4,327)
Gross profit	16,151	1,486	47	3,240	51	20,975
Net (loss) / gain from fair value adjustment of investment properties	(2,491)	32,178	72,705	-	(109)	102,283
General and administrative expenses	(1,928)	(159)	(767)	(925)	4,122	343
Selling expenses	(857)	(37)	(233)	(432)	(65)	(1,624)
Other operating results, net	(198)	(27)	(614)	(46)	464	(421)
Profit from operations	10,677	33,441	71,138	1,837	4,463	121,556
Share of profit of associates and joint ventures	-	-	-	-	2,080	2,080
Segment profit	10,677	33,441	71,138	1,837	6,543	123,636

Investment properties and trading properties	249,795	185,771	439,818	-	980	876,364
Investment in associates and joint ventures	-	-	-	-	40,862	40,862
Other operating assets	893	138	9,700	11,663	1,956	24,350
Reportable assets	250,688	185,909	449,518	11,663	43,798	941,576

	09.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	14,385	1,635	1,098	4,773	303	22,194
Costs	(1,134)	(100)	(493)	(2,378)	(288)	(4,393)
Gross profit	13,251	1,535	605	2,395	15	17,801
Net loss from fair value adjustment of investment properties	(12,198)	(1,220)	(2,526)	-	(52)	(15,996)
General and administrative expenses	(1,825)	(234)	(672)	(591)	(360)	(3,682)
Selling expenses	(615)	(7)	(145)	(391)	(29)	(1,187)
Other operating results, net	(62)	(43)	(83)	(5)	624	431
(Loss) / profit from operations	(1,449)	31	(2,821)	1,408	198	(2,633)
Share of profit of associates and joint ventures	-	-	-	-	2,438	2,438
Segment (loss) / profit	(1,449)	31	(2,821)	1,408	2,636	(195)

Investment properties and trading properties	253,645	194,687	411,740	-	1,183	861,255
Investment in associates and joint ventures	-	-	-	-	35,981	35,981
Other operating assets	826	7,008	7,149	12,203	4,170	31,356
Reportable assets	254,471	201,695	418,889	12,203	41,334	928,592

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	49,980	46,871
Sale of interest in joint ventures (i)	(9,421)	-
Capital contributions	-	74
Share of profit	2,217	3,536
Currency translation adjustment	89	(71)
Dividends (Note 25)	(160)	(430)
End of the period / year (ii)	42,705	49,980

(i)
Corresponds to the sale of interest in Quality Invest S.A. as of September 30, 2023.
(ii)
As of September 30, 2023 and June 30, 2023 includes ARS (4) and ARS (2) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	09.30.2023	06.30.2023	09.30.2023	06.30.2023	09.30.2023	06.30.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	406	328	3	(14)
BHSA	29.91%	29.91%	34,215	32,247	1,968	1,506
Quality (1)	-	50.00%	-	9,421	-	(133)
La Rural SA	50.00%	50.00%	2,083	1,637	446	234
GCDI (2)	27.82%	27.82%	2,137	2,582	(445)	631
Other joint ventures	N/A	N/A	3,864	3,765	334	88
Total associates and joint ventures			42,705	49,980	2,306	2,312

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*) 47	(*) (1)	(*) (45)
BHSA	Argentina	Financial	448,689,072	(**) 1.500	(**) 6,579	(**) 111,303
La Rural SA	Argentina	Organization of events	714,998	1	924	3,498
GCDI (2)	Argentina	Real estate	257,330,595	925	(1,644)	7,879

(1)
Interest in Quality Invest S.A. was sold on August 31, 2023. See note 4 to these Financial Statements.
(2)
See note 8 to the Annual Financial Statements as of June 30, 2023.

(*)
Amounts in millions of US Dollars under US GAAP.
(**)
Information as of September 30, 2023 according to IFRS.

Puerto Retiro and La Rural (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

Regarding the information provided in Note 7 to the Annual Financial Statements as of June 30, 2023, and in relation to item 1.A. "ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS", the following should be noted:

On September 22, 2023, the Chamber for Federal Administrative Litigation - Room V issued a judgment rejecting the appeal filed by Arcos del Gourmet S.A.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through a federal extraordinary appeal filed on October 17, 2023. The legal advisors of the Company believe that this appeal has reasonable expectations of success, as there is a federal matter to enable the intervention of the Supreme Court.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	529,991	238,505	606,171	246,282
Additions	569	983	4,472	3,655
Capitalized leasing costs	-	24	19	69
Amortization of capitalized leasing costs (i)	(5)	(11)	(24)	(23)
Transfers	(2)	(2)	3,601	1,189
Disposals	(5,977)	-	(30,634)	-
Currency translation adjustment	4	-	(26)	-
Net gain / (loss) from fair value adjustment (ii)	108,206	(5,914)	(53,588)	(12,667)
Fair value at the end of the period / year	632,786	233,585	529,991	238,505

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income (Note 21).
(ii)
For the three-month period ended September 30, 2023, the net gain from fair value adjustment of investment properties was ARS 102,292. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
a)
loss of ARS 2,003 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 62,002 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 35 basis points in the discount rate used for cash flows and an increase of 23 basis points in the discount rate used for perpetuity, mainly due to an increase in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 3,384.
d)
Additionally, due to the impact of the inflation adjustment, ARS 64,616 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms increased by 13.21% during the three-month period ended as of September 30, 2023, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

The following is the balance by type of investment property of the Group for the three-month period ended September 30, 2023 and for the year ended June 30, 2023:

	09.30.2023	06.30.2023
Shopping Malls (i)	248,114	250,180
Offices and other rental properties	205,364	178,585
Undeveloped parcels of land	412,195	338,924
Properties under development	105	105
Others	593	702
Total	866,371	768,496

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.2023	09.30.2022
Revenues (Note 20)	24,708	22,087
Direct operating costs	(7,086)	(7,377)
Development costs	(113)	(76)
Net realized gain from fair value adjustment of investment properties (i)	2,331	2,161
Net unrealized gain / (loss) from fair value adjustment of investment properties (ii)	99,961	(17,958)

(i) As of September 30, 2023 corresponds (ARS 2,960) to the realized result from fair value adjustment for the period ((ARS 602) for the sale of floors of Catalinas Building and (ARS 2,358) for the sale of Maple Building) and ARS 5,291 for realized result from fair value adjustment made in previous years (ARS 2,654 for the sale of floors of Catalinas Building, ARS 42 for the sale of parking spaces in Libertador 498 and ARS 2,595 for the sale of Maple Building). As of September 30, 2022, ARS 150 corresponds to the result for changes in the fair value realized for the period and ARS 2,011 for the result of changes in fair value made in previous years, both for the sale of floors of Catalinas Building.
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, the Company was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. The Company proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, the Company was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, the Company answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. Considering the issues discussed in this process, a resolution favorable to the interests of the Company is expected.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2023	06.30.2023
Costs	30,643	12,524	2,845	46,012	53,807
Accumulated depreciation	(18,252)	(11,856)	(2,222)	(32,330)	(30,583)
Net book amount at the beginning of the period / year	12,391	668	623	13,682	23,224
Additions	143	81	22	246	1,069
Disposals	-	(2)	-	(2)	(4,562)
Currency translation adjustment	-	-	-	-	(5)
Transfers	-	4	-	4	(4,297)
Depreciation charges (ii)	(292)	(73)	(31)	(396)	(1,747)
Balances at the end of the period / year	12,242	678	614	13,534	13,682
Costs	30,786	12,607	2,867	46,260	46,012
Accumulated depreciation	(18,544)	(11,929)	(2,253)	(32,726)	(32,330)
Net book amount at the end of the period / year	12,242	678	614	13,534	13,682

(i)
includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2023, depreciation charges of property, plant and equipment were recognized as follows: ARS 297 in "Costs", ARS 98 in "General and administrative expenses" and ARS 1 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21)

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped sites	09.30.2023	06.30.2023
Beginning of the period / year	802	4,371	3,157	8,330	9,400
Additions	-	43	13	56	427
Currency translation adjustment	-	(73)	-	(73)	19
Transfers	-	-	-	-	(582)
Disposals	(10)	-	-	(10)	(934)
End of the period / year	792	4,341	3,170	8,303	8,330
Non-current				8,126	8,136
Current				177	194
Total				8,303	8,330

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	09.30.2023	06.30.2023
Costs	642	4,026	11,235	15,903	14,505
Accumulated amortization	-	(3,689)	(1,502)	(5,191)	(4,685)
Net book amount at the beginning of the period / year	642	337	9,733	10,712	9,820
Additions	-	99	1	100	1,909
Disposals	-	-	-	-	(241)
Transfers	-	-	-	-	(270)
Amortization charges (i)	-	(70)	(3)	(73)	(506)
Balances at the end of the period / year	642	366	9,731	10,739	10,712
Costs	642	4,125	11,236	16,003	15,903
Accumulated amortization	-	(3,759)	(1,505)	(5,264)	(5,191)
Net book amount at the end of the period / year	642	366	9,731	10,739	10,712

(i)
As of September 30, 2023, amortization charges were recognized in the amount of ARS 56 in "Costs" and ARS 17 in "General and administrative expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2023 and June 30, 2023 are the following:

	09.30.2023	06.30.2023
Offices, shopping malls and other rental properties	876	616
Convention center	3,288	3,341
Total Right-of-use assets	4,164	3,957
Non-current	4,164	3,957
Total	4,164	3,957

The depreciation charge of the right-of use-assets is detailed below:

	09.30.2023	09.30.2022
Offices, shopping malls and other rental properties	41	28
Convention center	49	34
Total depreciation of right-of-use assets (i)	90	62

(i)
As of September 30, 2023, amortization charges were recognized as follows: ARS 55 in "Costs", ARS 18 in "General and administrative expenses" and ARS 17 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2023 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	31,741	-	31,741	8,383	40,124
Investments in financial assets:
- Public companies’ securities	-	4,948	4,948	-	4,948
- Mutual funds	-	34,228	34,228	-	34,228
- Bonds	-	11,007	11,007	-	11,007
- Others	828	2,037	2,865	-	2,865
Cash and cash equivalents:
- Cash at bank and on hand	15,603	-	15,603	-	15,603
- Short-term investments	-	5,998	5,998	-	5,998
Total assets	48,172	58,218	106,390	8,383	114,773

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
September 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	17,904	-	17,904	24,846	42,750
Borrowings (Note 17)	140,341	-	140,341	-	140,341
Derivative financial instruments:
- Bond futures	-	14	14	-	14
Total liabilities	158,245	14	158,259	24,846	183,105

Financial assets and financial liabilities as of June 30, 2023 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	32,562	-	32,562	9,915	42,477
Investments in financial assets:
- Public companies’ securities	-	6,803	6,803	-	6,803
- Mutual funds	-	27,169	27,169	-	27,169
- Bonds	-	12,424	12,424	-	12,424
- Others	845	1,745	2,590	-	2,590
Cash and cash equivalents:
- Cash at bank and on hand	7,084	-	7,084	-	7,084
- Short term investments	-	4,693	4,693	-	4,693
Total assets	40,491	52,834	93,325	9,915	103,240

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	26,513	-	26,513	27,272	53,785
Borrowings (Note 17)	145,527	-	145,527	-	145,527
Derivative financial instruments:
- Bond futures	-	8	8	-	8
Total liabilities	172,040	8	172,048	27,272	199,320

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2023.

As of September 30, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Sale, leases and services receivables	17,277	20,114
Less: Allowance for doubtful accounts	(1,438)	(1,610)
Total trade receivables	15,839	18,504
Borrowings, deposits and others	13,113	12,625
Advances to suppliers	3,043	3,140
Tax receivables	1,772	1,995
Prepaid expenses	765	821
Long-term incentive plan	1	1
Dividends	119	-
Others	4,034	3,781
Total other receivables	22,847	22,363
Total trade and other receivables	38,686	40,867
Non-current	8,514	5,982
Current	30,172	34,885
Total	38,686	40,867

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	1,610	2,481
Additions (i)	105	283
Recovery (i)	(51)	(163)
Exchange rate differences	219	500
Inflation adjustment	(445)	(1,491)
End of the period / year	1,438	1,610

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2023 and 2022:

	Note	09.30.2023	09.30.2022
Profit for the period		81,080	3,089
Adjustments for:
Income tax	19	42,950	3,620
Amortization and depreciation	21	575	520
Loss from disposal of property, plant and equipment		1	-
Net (gain) / loss from fair value adjustment of investment properties	8	(102,292)	15,797
Loss from disposal of joint ventures		558	-
Realization of currency translation adjustment		-	(365)
Gain from disposal of trading properties		(26)	(717)
Financial results, net		(2,695)	(9,036)
Provisions and allowances		(2,969)	845
Share of profit of associates and joint ventures	7	(2,217)	(2,281)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(89)	2
(Increase) / decrease in trading properties		(20)	26
Decrease in trade and other receivables		3,066	2,709
Decrease in trade and other payables		(4,551)	(1,322)
Decrease in salaries and social security liabilities		(1,474)	(484)
Decrease in provisions		(92)	(24)
Net cash generated by operating activities before income tax paid		11,805	12,379

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Issuance of non-convertible notes	-	53,547
Increase in investment properties through an increase in trade and other payables	-	10
Currency translation adjustment	336	620
Decrease in investment properties through an increase in property, plant and equipment	4	-
Decrease in investments in financial assets through a decrease in trade and other payables	-	496
Decrease in dividends receivables through an increase in investments in financial assets	-	14
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	1,511	-
Increase in right-of-use assets through a decrease in lease liabilities	296	88
Decrease in Shareholders’ Equity through an increase in trade and other payables	-	71
Increase in intangible assets through a decrease in trading properties	-	677
Barter transactions of investment properties	226	-
Decrease in investment properties through an increase in trade and other receivables	904	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	651	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2023 and June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Customers´ advances (*)	11,516	12,254
Trade payables	3,326	3,810
Accrued invoices	2,740	3,306
Admission fees (*)	10,481	11,015
Other income to be accrued	190	195
Tenant deposits	171	190
Total trade payables	28,424	30,770
Taxes payable	2,659	3,806
Other payables	11,667	19,209
Total other payables	14,326	23,015
Total trade and other payables	42,750	53,785
Non-current	11,836	13,264
Current	30,914	40,521
Total	42,750	53,785

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2023 and June 30, 2023 was as follows:

	Book value		Fair value
	09.30.2023	06.30.2023	09.30.2023	06.30.2023
Non-convertible notes	128,491	130,236	127,751	131,150
Bank loans and others	3,818	3,472	3,818	3,472
Bank overdrafts	5,057	8,887	5,057	8,887
Other borrowings	2,353	2,319	2,353	2,319
Loans with non-controlling interests	622	613	622	613
Total borrowings	140,341	145,527	139,601	146,441
Non-current	87,081	90,767
Current	53,260	54,760
Total	140,341	145,527

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	09.30.2023	06.30.2023
Beginning of period / year	9,116	2	9,118	1,146
Additions (i)	681	-	681	10,349
Share of loss of associates	-	2	2	(22)
Recovery (i)	(19)	-	(19)	(302)
Used during the period / year	(92)	-	(92)	(90)
Inflation adjustment	(649)	-	(649)	(1,963)
End of period / year	9,037	4	9,041	9,118
Non-current			7,896	7,980
Current			1,145	1,138
Total			9,041	9,118

(i) Additions and recovery of legal claims are included in "Other operating results, net".
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2023, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests.

On May 9, 2023, two filings were made by Dolphin BV and IRSA for the purpose of reversing the decision of the Tel-Aviv Jaffa District Court regarding the manner in which the lawsuits were made, the law and the jurisdiction applicable. The following day, the Court granted a period of 20 days for IDBD to respond to the presentations made by Dolphin BV and IRSA and set a hearing for June 29, 2023.

On May 30, 2023, IDBD made a presentation to answer the arguments raised by IRSA and Dolphin BV in their briefs.

On June 29, 2023, the hearing set by the Court took place, where the parties had the opportunity to explain the arguments raised in their briefs. The Court would be in a position to issue a verdict regarding the statements made on the way in which the notification of the lawsuits was made, the law and applicable jurisdiction.

On July 3, 2023, the Court issued a verdict on the claims made by IRSA and Dolphin BV, ordering that a new notification of the lawsuit be made to the domicile of Dolphin BV and considering valid the way in which the lawsuit was notified to IRSA. Likewise, the Court confirmed its jurisdiction over IRSA and Dolphin B.V; ordered that they assume the plaintiff's costs for the sum of NIS 25,000 and established that the deadline to answer the underlying claims of the lawsuit expires on December 7, 2023. IRSA will appeal the Court's verdict, and may do so until October 27. of 2023.

On September 14, 2023, IDBD made a presentation for the purposes of requesting the general inhibition of assets of IRSA and Dolphin B.V. for the sum of NIS 144 million for the purposes of ensuring the payment of a possible sentence. IRSA and Dolphin BV responded to said presentation on October 24, 2023 and a hearing was set for November 21, 2023 to discuss this matter.

Based on the review of the commitments and the analysis of the Company's lawyers, the sum of NIS 81 million, equivalent to ARS 7,401 million, are provisioned in these condensed consolidated interim financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:
	09.30.2023	09.30.2022
Current income tax	(1,423)	(7,673)
Deferred income tax	(41,527)	4,053
Income tax	(42,950)	(3,620)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Profit for the period at tax rate applicable in the respective countries	(43,787)	(2,211)
Permanent differences:
Share of loss of associates and joint ventures	1,271	1,613
(Provision) / recovery of tax loss carry forwards	(130)	(872)
Inflation adjustment permanent difference	(1,496)	8,938
Difference between provision and tax return	1,533	-
Non-taxable profit, non-deductible expenses and others	(1,467)	(1,187)
Tax inflation adjustment	1,126	(9,901)
Income tax	(42,950)	(3,620)

The gross movement in the deferred income tax account is as follows:

	09.30.2023	06.30.2023
Beginning of period / year	(222,230)	(286,330)
Deferred income tax charge	(41,527)	64,100
End of period / year	(263,757)	(222,230)
Deferred income tax assets	974	1,159
Deferred income tax liabilities	(264,731)	(223,389)
Deferred income tax liabilities, net	(263,757)	(222,230)

20.
Revenues

	09.30.2023	09.30.2022
Base rent	9,353	7,744
Contingent rent	6,580	6,262
Admission rights	1,488	1,179
Parking fees	925	612
Commissions	219	226
Property management fees	150	149
Others	187	145
Averaging of scheduled rent escalation	239	26
Rentals and services income	19,141	16,343
Revenue from hotels operation and tourism services	5,981	4,772
Sale of trading properties	36	944
Total revenues from sales, rentals and services	25,158	22,059
Expenses and collective promotion fund	5,567	5,744
Total revenues from expenses and collective promotion funds	5,567	5,744
Total Group’s revenues	30,725	27,803

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2023	09.30.2022
Cost of sale of goods and services	504	-	-	504	601
Salaries, social security costs and other personnel expenses	3,607	1,708	285	5,600	5,302
Depreciation and amortization	424	133	18	575	520
Fees and payments for services	232	641	126	999	812
Maintenance, security, cleaning, repairs and others	3,078	368	5	3,451	3,223
Advertising and other selling expenses	1,213	8	271	1,492	1,802
Taxes, rates and contributions	588	203	841	1,632	1,526
Director´s fees (Note 25) (i)	-	(3,685)	-	(3,685)	716
Leases and service charges	102	14	2	118	174
Allowance for doubtful accounts, net	-	-	54	54	(56)
Other expenses	250	200	8	458	358
Total as of September 30, 2023	9,998	(410)	1,610	11,198	-
Total as of September 30, 2022	10,161	3,642	1,175	-	14,978

(i) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it.

22.
Costs

	09.30.2023	09.30.2022
Inventories at the beginning of the period	8,776	9,760
Purchases and expenses	9,995	10,399
Currency translation adjustment	(73)	(381)
Disposals	(10)	(226)
Inventories at the end of the period	(8,690)	(9,391)
Total costs	9,998	10,161

The following table presents the composition of the Group’s inventories as of September 30, 2023 and June 30, 2023:

	09.30.2023	06.30.2023
Real estate	8,303	8,330
Others	387	446
Total inventories at the end of the period (*)	8,690	8,776

(*) Inventories include trading properties and inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	09.30.2023	09.30.2022
Realization of currency translation adjustment (*)	-	364
Donations	(33)	(70)
Loss from disposal of joint ventures	(558)	-
Lawsuits and other contingencies	(662)	(185)
Administration fees	34	39
Interest and allowances generated by operating credits	303	103
Loss from disposal of property, plant and equipment	(1)	-
Others	503	201
Total other operating results, net	(414)	452

(*) Corresponds to the liquidation of Condor.

24.
Financial results, net

	09.30.2023	09.30.2022
Finance income:
- Interest income	378	140
Total finance income	378	140
Finance costs:
- Interest expenses	(3,700)	(3,964)
- Other finance costs	(421)	(440)
Total finance costs	(4,121)	(4,404)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss, net	290	(4,465)
- Exchange rate differences, net	(4,008)	4,947
- (Loss) / gain from repurchase of non-convertible notes	(31)	216
- (Loss) / gain from derivative financial instruments, net	(8)	24
- Other financial results	1,398	(210)
Total other financial results	(2,359)	512
- Inflation adjustment	6,510	10,700
Total financial results, net	408	6,948

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2023 and June 30, 2023:

Item	09.30.2023	06.30.2023
Trade and other receivables	10,444	10,528
Investments in financial assets	2,240	2,322
Borrowings	(415)	(415)
Trade and other payables	(9,102)	(17,821)
Total	3,167	(5,386)

Related party	09.30.2023	06.30.2023	Description of transaction	Item
New Lipstick LLC	85	84	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	761	754	Other investments	Investments in financial assets
	54	-	Loans granted	Trade and other receivable
Galerias Pacifico	1,233	2,117	Others	Trade and other receivable
La Rural S.A.	1,315	1,073	Loans granted	Trade and other receivable
	(13)	(185)	Others	Trade and other payables
	21	3	Others	Trade and other receivable
Other associates and joint ventures	1	1	Reimbursement of expenses receivable	Trade and other receivable
	(113)	(115)	Loans obtained	Borrowings
	16	16	Leases and/or rights of use receivable	Trade and other receivable
	-	61	Irrevocable contributions pending subscription	Trade and other receivable
	26	36	Management Fee	Trade and other receivable
	(180)	(181)	Non-convertible notes	Borrowings
	(35)	(94)	Others	Trade and other payables
	19	24	Others	Trade and other receivable
	1	1	Share based payments	Trade and other payables
	4	-	Loans granted	Trade and other receivable
	119	-	Dividends	Trade and other receivable
Total associates and joint ventures	3,314	3,595
Cresud	332	-	Reimbursement of expenses receivable	Trade and other receivable
	(29)	(1,057)	Corporate services receivable	Trade and other payables
	478	576	Non-convertible notes	Investments in financial assets
	(252)	(340)	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	526	(825)
Futuros y Opciones S.A.	1	1	Others	Trade and other receivable
Helmir S.A.	(122)	(119)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(121)	(118)
Directors	(8,610)	(15,960)	Fees for services received	Trade and other payables
Rundel Global LTD	1,001	992	Other investments	Investments in financial assets
Yad Levim LTD	6,533	6,389	Loans granted	Trade and other receivable
Others (1)	(28)	(12)	Leases and/or rights of use receivable	Trade and other payables
	660	689	Others	Trade and other receivable
	(133)	(170)	Others	Trade and other payables
	25	34	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	(552)	(8,038)
Total at the end of the year	3,167	(5,386)

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of transaction
Condor	-	5	Financial operations
BHN Vida S.A	(3)	2	Leases and/or rights of use
BHN Seguros Generales S.A.	(1)	2	Leases and/or rights of use
Comparaencasa Ltd.	43	(69)	Financial operations
Otras asociadas y negocios conjuntos	11	95	Financial operations
	(9)	(14)	Leases and/or rights of use
	28	33	Corporate services
Total associates and joint ventures	69	54
Cresud	13	38	Leases and/or rights of use
	(987)	(1,160)	Corporate services
	14	1,663	Financial operations
Total parent company	(960)	541
Helmir	(4)	-	Financial operations
Total subsidiaries of parent company	(4)	-
Directors (1)	3,685	(717)	Fees and remunerations
Senior Management	(54)	(91)	Fees and remunerations
Rundel Globa LTD	298	-	Financial operations
Yad Leviim LTD	76	74	Financial operations
Others (2)	5	2	Corporate services
	(12)	2	Leases and/or rights of use
	(56)	(12)	Financial operations
	(30)	(60)	Donations
	-	2	Corporate services
	(110)	(19)	Fees and remuneration
	(48)	(24)	Legal services
Total others	3,754	(843)
Total at the end of the year	2,859	(248)

(1)
See Note 21 these Financial Statements.
(2)
Includes CAMSA, Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A. and Casposo Argentina Ltd.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of the operation
Quality Invest S.A.	(9,421)	-	Sale of shares
Total sale of shares	(9,421)	-
Condor	-	141	Dividends received
Nuevo Puerto Santa Fe	160	-	Dividends received
Total dividends received	160	141

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	09.30.2023	06.30.2023
Assets
Trade and other receivables
US Dollar	27.86	348.95	9,722	8,840
Euros	0.08	368.32	30	31
Receivables with related parties:
US Dollar	20.20	349.95	7,070	7,030
Total trade and other receivables			16,822	15,901
Investments in financial assets
US Dollar	60.43	348.95	21,088	24,691
Pounds	0.68	425.20	289	320
New Israel Shekel	6.21	91.72	570	471
Investments with related parties:
US Dollar	5.77	349.95	2,020	2,030
Total investments in financial assets			23,967	27,512
Cash and cash equivalents
US Dollar	37.33	348.95	13,026	5,877
Euros	0.01	368.32	2	3
New Israel Shekel	0.11	91.72	10	35
Total cash and cash equivalents			13,038	5,915
Total Assets			53,827	49,328

Liabilities
Trade and other payables
US Dollar	16.35	349.95	5,723	5,654
Uruguayan pesos	1.10	9.10	10	12
Payables to related parties:
US Dollar	0.04	349.95	14	16
Total Trade and other payables			5,747	5,682
Borrowings
US Dollar	332.78	349.95	116,455	117,008
Borrowings with related parties
US Dollar	1.13	349.95	397	392
Total Borrowings			116,852	117,400
Derivative financial instruments
US Dollar	0.04	349.95	14	8
Total derivative financial instruments			14	8
Lease liabilities
US Dollar	12.38	349.95	4,334	3,923
Total lease liabilities			4,334	3,923
Provisions
New Israel Shekel	80.69	91.72	7,401	7,464
Total Provisions			7,401	7,464
Total Liabilities			134,348	134,477

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of September 30, 2023 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program – New program

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

The Company reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

Since the beginning of the program approved on June 15, 2023 and until the closing date of these condensed consolidated interim financial statements, the Company acquired 4,193,634 common shares (V.N. ARS 10 per share) for a total of ARS 1,901 million, 38.03% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition. As of the date of issuance of these financial statements, no deadline has been established for the disposal of the acquired shares.

Change in the total amount of shares and its nominal value

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and
(ii)
changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was be assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after de indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

IRSA Inversiones y Representaciones Sociedad Anónima

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price -

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

Warrants exercise

During the three-month period ended September 30, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 27,247 were received, for a converted warrants of 63,039 common shares.

29.
Subsequent events

“261 Della Paolera” floor sale

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

IRSA Inversiones y Representaciones Sociedad Anónima

General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Assembly) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Assembly), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of NV ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of NV ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY”), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.

Change in Warrants terms and conditions

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (VN ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (VN ARS 10).

The other terms and conditions of the warrants remain the same.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of September 30, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2023;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of September 30, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 539,282,080, which was not due at that date.

Autonomous City of Buenos Aires, November 6, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 116 F. 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2023 and for the three month periods ended as of that date, presented comparatively.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Financial Position
as of September 30, 2023 and June 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	7	655,203	585,795
Property, plant and equipment	8	1,748	1,768
Trading properties	9	3,947	3,930
Intangible assets	10	9,800	9,789
Right of use assets	11	791	520
Investments in subsidiaries, associates and joint ventures	6	220,267	212,380
Trade and other receivables	13	17,573	14,329
Total non-current assets		909,329	828,511
Current assets
Trading properties	9	14	28
Inventories		131	152
Income tax credit		748	910
Trade and other receivables	13	13,962	18,047
Investments in financial assets	12	35,797	31,601
Cash and cash equivalents	12	12,111	4,637
Total current assets		62,763	55,375
TOTAL ASSETS		972,092	883,886
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		563,878	488,892
TOTAL SHAREHOLDERS’ EQUITY		563,878	488,892
LIABILITIES
Non-current liabilities
Trade and other payables	15	8,246	9,079
Borrowings	16	91,279	95,057
Deferred income tax liabilities	17	208,423	177,944
Provisions	18	686	581
Lease liabilities		705	448
Total non-current liabilities		309,339	283,109
Current liabilities
Trade and other payables	15	23,104	32,844
Salaries and social security liabilities		1,107	2,142
Borrowings	16	73,723	75,975
Provisions	18	816	847
Lease liabilities		125	77
Total current liabilities		98,875	111,885
TOTAL LIABILITIES		408,214	394,994
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		972,092	883,886

The accompanying notes are an integral part of these Financial Statements.

.. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Revenues	19	19,458	17,983
Costs	20	(5,694)	(6,350)
Gross profit		13,764	11,633
Net gain / (loss) from fair value adjustment of investment properties	7	73,966	(11,714)
General and administrative expenses	20	1,713	(2,585)
Selling expenses	20	(1,021)	(667)
Other operating results, net	21	(549)	-
Profit / (loss) from operations		87,873	(3,333)
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	19,143	(141)
Profit / (loss) before financial results and income tax		107,016	(3,474)
Finance income	22	107	62
Finance costs	22	(3,876)	(4,348)
Other financial results	22	(916)	2,135
Inflation adjustment	22	5,190	9,584
Financial results, net		505	7,433
Profit before income tax		107,521	3,959
Income tax	17	(30,479)	(1,191)
Profit for the period		77,042	2,768

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures		(326)	(584)
Total other comprehensive loss for the period (i)		(326)	(584)
Total comprehensive income for the period		76,716	2,184

Profit per share for the period (ii)
Basic		104.82	3.74
Diluted		103.27	3.83

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See Note 28 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Financial Statements.

.. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Shares to issue (iii)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (iv)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	113,704	8,447	172,600	677	13,533	67,326	27,920	77,321	488,892
Profit for the period	-	-	-	-	-	-	-	-	-	-	77,042	77,042
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(326)	-	(326)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(326)	77,042	76,716
Repurchase of treasury shares (ii)	(132)	-	132	-	-	-	-	-	-	(1,742)	-	(1,742)
Exercise of warrants (ii)	-	-	-	-	(7)	21	-	-	-	-	-	14
Issuance of shares (iii)	6,553	(6,553)	-	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Balance as of September 30, 2023	7,220	-	144	113,704	8,440	172,621	677	13,533	67,326	25,850	154,363	563,878

(i) Includes ARS 4 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2023.
(ii) See Notes 28 and 29 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii) See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iv) Group’s other reserves for the period ended September 30, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(4,483)	12,114	255	41,942	(21,908)	27,920
Other comprehensive loss for the period	-	-	(326)	-	-	(326)
Total comprehensive loss for the period	-	-	(326)	-	-	(326)
Repurchase of treasury shares	(1,742)	-	-	-	-	(1,742)
Changes in non-controlling interest	-	-	-	-	(2)	(2)
Balance as of September 30, 2023	(6,225)	12,114	(71)	41,942	(21,910)	25,850

(i) Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	101,212	8,473	191,579	705	9,062	67,326	(6,211)	89,418	462,375
Profit for the period	-	-	-	-	-	-	-	-	-	2,768	2,768
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(584)	-	(584)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(584)	2,768	2,184
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(1,637)	-	(1,637)
Exercise of warrants	-	-	-	-	2	-	-	-	-	-	2
Reserve for share-based payments	-	-	-	-	-	(7)	-	-	7	-	-
Other changes in equity	-	-	-	-	-	-	-	-	95	-	95
Balance as of September 30, 2022	800	11	101,212	8,473	191,581	698	9,062	67,326	(8,330)	92,186	463,019

(i) Includes ARS 3 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2023.
(ii) Group’s other reserves for the period ended September 30, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(2,164)	12,114	1,465	3,886	(21,512)	(6,211)
Other comprehensive loss for the period	-	-	(584)	-	-	(584)
Total comprehensive loss for the period	-	-	(584)	-	-	(584)
Repurchase of treasury shares	(1,637)	-	-	-	-	(1,637)
Reserve for share-based payments	10	-	-	-	(3)	7
Other changes in equity	-	-	95	-	-	95
Balance as of September 30, 2022	(3,791)	12,114	976	3,886	(21,515)	(8,330)

(i) Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

.. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statement of Cash Flows
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Operating activities:
Net cash generated from operations before income tax paid	14	6,634	8,979
Income tax paid		(92)	(1,496)
Net cash flow generated from operating activities		6,542	7,483
Investing activities:
Acquisition of investment properties	7	(1,207)	(1,065)
Acquisition of property, plant and equipment	8	(80)	(31)
Acquisition of intangible assets	10	(29)	(2)
Increase of investments in financial assets		(14,781)	(14,883)
Proceeds from sale of investment properties		4,847	4,322
Proceeds from sale of property, plant and equipment		1	-
Proceeds from sale of joint ventures		8,472	-
Derivative financial instruments, net		-	(5)
Increase in loans granted to related parties		(122)	(86)
Proceeds from sale of investments in financial assets		10,893	17,194
Capital contributions to subsidiaries, associates and joint ventures pending subscription		(27)	(200)
Interest collected		9	93
Net cash flow generated from investing activities		7,976	5,337
Financing activities:
Payment of short-term loans, net		(2,571)	(12,783)
Interests paid		(2,046)	(5,957)
Loans obtained from subsidiaries, associates and joint ventures		961	894
Payment of loans from subsidiaries, associates and joint ventures		-	(45)
Payment of lease liabilities		(41)	(2)
Repurchase of treasury shares		(1,742)	(1,637)
Exercise of warrants		14	2
Payment of borrowings and non-convertible notes		(2,906)	(22,849)
Borrowings, issuance and new placement of non-convertible notes		841	-
Net cash flow used in financing activities		(7,490)	(42,377)
Increase / (decrease) in cash and cash equivalents, net		7,028	(29,557)
Cash and cash equivalents at the beginning of the period		4,637	30,481
Foreign exchange gain in cash and changes in fair value of cash equivalents		457	415
Result from exposure to inflation on cash and cash equivalents		(11)	(191)
Cash and cash equivalents at the end of the period	12	12,111	1,148

The accompanying notes are an integral part of these Financial Statements.

.. Alejandro G. Elsztain Vicepresident II

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires.Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 6, 2023.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

See Note 2.1. to the Unaudited Condensed Interim Consolidated Financial Statements.

2.2. Significant accounting policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the Annual Separate Financial Statements, as described in Note 2 to those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2023 and September 30, 2022, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2023, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the three-month period ended September 30, 2023 in Note 4 to the interim condensed consolidated financial statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2023. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Investments in subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus S.A., Panamerican Mall S.A., Arcos del Gourmet S.A. and Torodur S.A..The main associates include Banco Hipotecario S.A. The main joint ventures include Cyrsa S.A. and Nuevo Puerto Santa Fe S.A.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2023 and for the year ended June 30, 2023:

	09.30.2023	06.30.2023
Beginning of period / year	212,111	231,208
Share of profit / (loss)	19,143	(6,431)
Other comprehensive loss	(326)	(1,765)
Capital contributions (Note 23)	17	391
Sale / acquisition of interest (i)	(9,421)	109
Changes in non-controlling interest	-	(35)
Dividends (Note 23)	(1,672)	(4,886)
Decrease in participation (ii)	-	(6,675)
Other changes in subsidiaries’ equity	(2)	195
End of the period / year (iii)	219,850	212,111

(i)
Corresponds to the sale of interest in Quality Invest S.A. as of September 30, 2023.
(ii)
Corresponds to the Efanur´s liquidation.
(iii)
Includes ARS (417) as of September 30, 2023 and ARS (269) as of June 30, 2023 reflecting interests in companies with negative equity, which were disclosed in “provisions”

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company'sinterest in equity		Company’sinterest in comprehensive income / (loss)
	09.30.2023	06.30.2023	09.30.2023	06.30.2023	09.30.2023	09.30.2022
Subsidiaries
Tyrus S.A.	100.00%	100.00%	11,059	11,655	(588)	(399)
Efanur S.A. (*)	-	-	-	-	-	69
Ritelco S.A.	100.00%	100.00%	5,429	5,079	347	250
Inversora Bolívar S.A.	96.57%	96.57%	5,361	5,048	313	236
ECLASA	98.93%	98.93%	7,678	7,292	386	48
Palermo Invest S.A.	97.34%	97.34%	6,485	6,156	328	250
Nuevas Fronteras S.A.	76.34%	76.34%	2,453	2,273	180	(2)
Llao Llao Resorts S.A.	50.00%	50.00%	2,610	2,113	498	174
Hoteles Argentinos S.A.U.	100.00%	100.00%	1,457	1,343	114	(55)
Liveck S.A.	9.30%	9.30%	525	520	(13)	(26)
Panamerican Mall S.A.	80.00%	80.00%	107,008	92,359	14,649	(2,230)
Torodur S.A.	100.00%	100.00%	29,580	29,356	224	(941)
Arcos del Gourmet S.A.	90.00%	90.00%	12,224	11,643	581	367
Shopping Neuquén S.A.	99.95%	99.95%	11,235	10,733	502	(67)
Centro de Entretenimientos La Plata S.A. (5) (6)	95.40%	95.40%	3,586	2,686	901	100
We Are Appa S.A. (4)	98.67%	98.67%	(416)	(268)	(148)	(269)
Entertainment Holdings S.A.	70.00%	70.00%	1,399	1,057	342	281
Emprendimiento Recoleta S.A. (3)	53.68%	53.68%	146	175	(30)	(7)
Entretenimiento Universal S.A. (4)	3.75%	3.75%	(1)	(1)	-	2
Fibesa S.A.U.	100.00%	100.00%	540	128	412	231
IRSA - Galerías Pacífico S.A. - U.T. (9)	50.00%	50.00%	-	1,832	(322)	522
Associates
Banco Hipotecario S.A. (1) (2)	4.93%	4.93%	5,486	5,162	324	250
Banco de Crédito y Securitización S.A. (2)	37.72%	37.72%	2,022	1,897	125	12
GCDI S.A. (Ex TGLT S.A.) (7)	27.82%	27.82%	2,137	2,582	(445)	631
Joint ventures
Cyrsa S.A.	50.00%	50.00%	198	201	(3)	(12)
Quality Invest S.A. (8)	-	50.00%	-	9,421	-	(133)
Nuevo Puerto Santa Fe S.A. (6)	50.00%	50.00%	1,649	1,669	140	(7)
Total subsidiaries, associates and joint ventures			219,850	212,111	18,817	(725)

IRSA Inversiones y Representaciones Sociedad Anónima

				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Subsidiaries
Tyrus S.A.	Uruguay	Investment	21,365,969,546	12,213	(295)	10,942
Ritelco S.A.	Uruguay	Investment	453,321,176	94	341	5,431
Inversora Bolívar S.A.	Argentina	Investment	1,726,178,768	1,788	324	5,551
ECLASA	Argentina	Investment	1,710,302,484	1,729	390	7,747
Palermo Invest S.A.	Argentina	Investment	1,327,155,303	1,363	337	5,738
Nuevas Fronteras S.A.	Argentina	Hotel	38,068,363	50	212	3,943
Llao Llao Resorts S.A.	Argentina	Hotel	73,580,206	147	995	5,219
Hoteles Argentinos S.A.U.	Argentina	Hotel	685,978,099	686	114	1,526
Liveck S.A.	Islas Vírgenes Británicas	Investment	56,604,500	890	(72)	3,992
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	18,312	133,761
Torodur S.A.	Uruguay	Investment	581,675,948	1,884	198	29,517
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	646	13,583
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	503	11,241
Centro de Entretenimientos La Plata S.A. (5) (6)	Argentina	Real estate	905,428	95	(28)	987
We Are Appa S.A. (4)	Argentina	Developer	510,946,719	518	(150)	(1,021)
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	302	2,677
Emprendimiento Recoleta S.A. (3)	Argentina	Real estate	13,449,990	25	(55)	271
Entretenimiento Universal S.A. (4)	Argentina	Event organization and others	825	-	2	(21)
Fibesa S.A.U.	Argentina	Real estate	(i)	2	79	1,715
IRSA - Galerías Pacífico S.A. - U.T. (9)	Argentina	Hotel	500,000	1	(645)	-
Associates
Banco Hipotecario S.A. (1) (2)	Argentina	Financial	73,939,835	1,500	6,579	111,303
Banco de Crédito y Securitización S.A. (2)	Argentina	Financial	33,125,751	88	332	5,360
GCDI S.A. (Ex TGLT S.A.) (7)	Argentina	Real estate	257,330,595	925	(1,644)	7,879
Joint ventures
Cyrsa S.A.	Argentina	Real estate	8,748,269	17	(6)	396
Nuevo Puerto Santa Fe S.A. (6)	Argentina	Real estate	13,875,000	28	279	3,147

(1)
Considered significant. See Notes 7 and 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(2)
Information as of September 30, 2023 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of September 30, 2023 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2023 amounts to ARS 39.45. See Note 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(3)
Concession ended on November 18, 2018. As of September 30, 2023, is in liquidation.
(4)
Included in other liabilities
(5)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(6)
Nominal value per share ARS 100.
(7)
See note 8 to the Annual Consolidated Financial Statements as of June 30, 2023.
(8)
Interest in Quality Invest S.A. was sold on August 31, 2023. See note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.
(9)
Company liquidated as of September 30, 2023.
(i)
Corresponds to 2,394,974 shares. Nominal value per share ARS 1 with 5 votes rights.
(*) Company liquidated as of October 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	397,191	188,604	465,284	188,910
Additions	549	861	3,725	3,284
Disposals	(5,977)	-	(30,982)	-
Transfers	(1)	(3)	(938)	1,189
Net gain / (loss) from fair value adjustment	79,728	(5,762)	(39,891)	(4,808)
Additions of capitalized leasing costs	-	23	11	49
Amortization of capitalized lease costs (i)	(2)	(8)	(18)	(20)
Fairvalue at the end of the period / year	471,488	183,715	397,191	188,604

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 20).

The balance by type of investment property of the Company as of September 30, 2023 and June 30, 2023 is presented below:

	09.30.2023	06.30.2023
Offices and other rental properties	80,111	75,381
Land reserve	376,849	310,134
Shopping malls (i)	198,243	200,280
Total	655,203	585,795

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Comprehensive Income and Other Comprehensive Income:

	09.30.2023	09.30.2022
Revenues (Note 19)	19,422	17,306
Direct operating costs (Note 20)	(5,552)	(6,138)
Development costs (Note 20)	(103)	(67)
Net unrealized gain / (loss) from fair value adjustment on investment properties (ii)	71,635	(13,875)
Net realized gain from fair value adjustment on investment properties (i)	2,331	2,161

(i) As of September 30, 2023 corresponds (ARS 2,960) to the realized result from fair value adjustment for the period ((ARS 602) for the sale of floors of Catalinas Building and (ARS 2,358) for the sale of Maple Building) and ARS 5,291 for realized result from fair value adjustment made in previous years (ARS 2,654 for the sale of floors of Catalinas Building, ARS 42 for the sale of parking spaces in Libertador 498 and ARS 2,595 for the sale of Maple Building). As of September 30, 2022, ARS 150 corresponds to the result for changes in the fair value realized for the period and ARS 2,011 for the result of changes in fair value made in previous years, both for the sale of floors of Catalinas Building.
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2023. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023						06.30.2023
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	4,583	2,068	11,183	146	7	17,987	21,735
Accumulated depreciation	(3,764)	(1,692)	(10,617)	(146)	-	(16,219)	(15,677)
Net book amount at the beginning of the period / year	819	376	566	-	7	1,768	6,058
Additions	16	23	41	-	-	80	364
Disposals	-	-	(2)	-	-	(2)	(4,143)
Transfers	-	-	4	-	-	4	31
Depreciation (Note 20)	(23)	(17)	(62)	-	-	(102)	(542)
Balances at the end of the period / year	812	382	547	-	7	1,748	1,768
Costs	4,599	2,091	11,226	146	7	18,069	17,987
Accumulated depreciation	(3,787)	(1,709)	(10,679)	(146)	-	(16,321)	(16,219)
Net book amount at the end of the period / year	812	382	547	-	7	1,748	1,768

9.
Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023			06.30.2023
	Completed properties	Undeveloped properties	Total	Total
Beginning of the period / year	802	3,156	3,958	4,096
Additions	-	13	13	233
Disposals	(10)	-	(10)	(359)
Transfers	-	-	-	(12)
End of the period / year	792	3,169	3,961	3,958
Non-current			3,947	3,930
Current			14	28
Total			3,961	3,958

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023			06.30.2023
	Computer software	Future units to be received from barters	Total	Total
Costs	3,586	9,699	13,285	12,009
Accumulated amortization	(3,496)	-	(3,496)	(3,197)
Net book amount at the beginning of the period / year	90	9,699	9,789	8,812
Additions	28	1	29	1,741
Disposals	-	-	-	(195)
Transfers	-	-	-	(270)
Amortization (Note 20)	(18)	-	(18)	(299)
Balances at the end of the period / year	100	9,700	9,800	9,789
Costs	3,614	9,700	13,314	13,285
Accumulated amortization	(3,514)	-	(3,514)	(3,496)
Net book amount at the end of the period / year	100	9,700	9,800	9,789

11.
Rights of use assets

Changes in Company’s right of use assets for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Offices and shopping malls	791	520
Total right of use assets	791	520
Non-current	791	520
Total	791	520

The depreciation charge of the rightof useassets is detailed below:

	09.30.2023	09.30.2022
Offices and shopping malls	35	446
Total depreciation of right of use assets (Note 20)	35	446

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2023.

Financial assets and financial liabilities as of September 30, 2023 and June 30, 2023 are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	27,919	-	27,919	4,869	32,788
Investments in financial assets:
- Public companies’ securities	-	636	636	-	636
- Mutual funds	-	27,869	27,869	-	27,869
- Bonds	-	7,292	7,292	-	7,292
Cash and cash equivalents:
- Cash at bank and on hand	9,043	-	9,043	-	9,043
- Short- term investments	-	3,068	3,068	-	3,068
Total	36,962	38,865	75,827	4,869	80,696

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

September 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	13,522	13,522	17,828	31,350
Borrowings (Note 16)	165,002	165,002	-	165,002
Total	178,524	178,524	17,828	196,352

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	28,553	-	28,553	5,225	33,778
Investments in financial assets:
- Public companies’ securities	-	814	814	-	814
- Mutual funds	-	23,006	23,006	-	23,006
- Bonds	-	7,781	7,781	-	7,781
Cash and cash equivalents:
- Cash at bank and on hand	1,861	-	1,861	-	1,861
- Short-term investments	-	2,776	2,776	-	2,776
Total	30,414	34,377	64,791	5,225	70,016

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	22,038	22,038	19,885	41,923
Borrowings (Note 16)	171,032	171,032	-	171,032
Total	193,070	193,070	19,885	212,955

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 16).

IRSA Inversiones y Representaciones Sociedad Anónima

As of September 30, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

13.
Trade and other receivables

Company’s trade and other receivables, as of September 30, 2023 and June 30, 2023 are comprised as follows:

	09.30.2023	06.30.2023
Sales, leases and services receivables	11,879	13,370
Less: Allowance for doubtful accounts	(1,253)	(1,402)
Total trade receivables	10,626	11,968
Borrowings granted, deposits and others	15,387	15,085
Advanced payments	2,743	2,872
Tax credits	990	1,164
Prepaid expenses	622	631
Long-term incentive plan	15	20
Dividends	119	-
Others	1,033	636
Total other receivables	20,909	20,408
Total trade and other receivables	31,535	32,376
Non-current	17,573	14,329
Current	13,962	18,047
Total	31,535	32,376

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, the impact of discounting is not considered significant.

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 24.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.14 to the Annual Consolidated Financial Statements as of June 30, 2023.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.2023	06.30.2023
Beginning of period / year	1,402	2,185
Additions	94	248
Recoveries	(49)	(156)
Exchange rate differences	193	433
Inflation adjustment	(387)	(1,308)
End of the period / year	1,253	1,402

The additions, disposals and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 20). Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovery.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2023 and 2022:

IRSA Inversiones y Representaciones Sociedad Anónima

	Note	09.30.2023	09.30.2022
Operating activities
Profit for the period		77,042	2,768
Adjustments:
Income tax	17	30,479	1,191
Amortization and depreciation	20	165	641
Gain from disposal of trading properties		(26)	(632)
Financial results, net		30	(9,625)
Increase in trading properties		23	(107)
Net (gain) / loss from fair value adjustment of investment properties	7	(73,966)	11,714
Share of (profit) / loss of subsidiaries, associates and joint ventures	6	(19,143)	141
Loss from disposal of properties, plant and equipment		1	-
Loss from disposal of joint ventures		558	-
Provisions and allowances		(3,343)	819
Changes in operating assets and liabilities:
Decrease in inventories		21	-
Decrease in salaries and social security liabilities		(1,035)	(460)
Decrease in trade and other receivables		2,549	4,380
Use of provisions		(52)	(21)
Decrease in trade and other payables		(6,669)	(1,830)
Net cash flow generated from operating activities before income tax paid		6,634	8,979

The following table presents a detail of significant non-cash transactions occurred in the the three-month periods ended September 30, 2023 and 2022:

Operations not affecting cash flows	09.30.2023	09.30.2022
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures	326	584
Other changes in subsidiaries` equity	2	95
Increase in non-convertible notes through a decrease in non-convertible notes	-	53,547
Increase in intangible assets through a decrease in trading properties	-	677
Increase in rights of use assets through an increase in lease liabilities	296	88
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	651	1,356
Decrease in trade and other receivables through an increase in investment in financial assets	-	14
Decrease in investments in associates and joint ventures through a decrease in provisions	149	436
Decrease in investments in financial assets through a decrease in trade and other payables	-	496
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	148
Decrease in investment properties through an increase in property, plant and equipment	4	-
Barter transactions of investment properties	226	-
Decrease in investment properties through an increase in trade and other receivables	904	-
Decrease in borrowings through a decrease in trade and other receivables	23	-
Increase in rights of use assets through an increase in trade and other receivables	10	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	1,511	-
Increase in investments in associates and joint ventures through an increase in borrowings	17	-

15. Trade and other payables

Company’s trade and other payables as of September 30, 2023and June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Customers´ advances (*)	6,614	7,108
Trade payables	1,970	2,477
Accrued invoices	2,274	2,496
Admission rights	9,056	9,593
Other income to be accrued	190	195
Tenant deposits	86	96
Total trade payables	20,190	21,965
Dividends	154	207
Director´s fees	8,599	15,949
Long-term incentive plan	4	4
Tax amnesty plans	25	43
Other tax payables	1,942	2,947
Other payables	436	808
Total other payables	11,160	19,958
Total trade and other payables	31,350	41,923
Non-current	8,246	9,079
Current	23,104	32,844
Total	31,350	41,923

(*) As of September 30, 2023 corresponds mainly to rents collected in advance, which accrue in an average term of 3 to 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows.

Book value of trade and other payables denominated in foreign currencies are detailed in Note 24.

16.
Borrowings

Company’s borrowings as of September 30, 2023 and June 30, 2023 are comprised as follows:

	Book value as of 09.30.2023	Book value as of 06.30.2023	Fairvalue as of 09.30.2023	Fairvalue as of 06.30.2023
Non-convertible notes	128,188	129,935	127,451	130,848
Bank loans	3,818	3,472	3,818	3,472
Related parties (Note 23)	28,608	28,953	28,583	28,983
Bank overdrafts	4,388	8,672	4,388	8,672
Total borrowings	165,002	171,032	164,240	171,975
Non-current	91,279	95,057
Current	73,723	75,975
Total	165,002	171,032

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

17.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	09.30.2023	09.30.2022
Deferred income tax	(30,479)	5,338
Current income tax	-	(6,529)
Income tax	(30,479)	(1,191)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Net income at tax rate (i)	(37,632)	(1,386)
Permanent differences:
Share of profit / (loss) of subsidiaries, associates and joint ventures	6,700	(50)
Tax rate differential	-	(64)
Difference between provision and tax return	1,558	-
Recovery of tax loss carry forwards	-	(705)
Tax inflation adjustment	(4,839)	(11,378)
Inflation adjustment permanent difference	4,579	12,903
Non-deductible expenses and others	(845)	(511)
Income tax	(30,479)	(1,191)

(i) The income tax rate applicable as of September 30, 2023 and 2022 is 35%.

IRSA Inversiones y Representaciones Sociedad Anónima

Changes in the deferred tax account are as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	(177,944)	(236,288)
Income tax charge	(30,479)	58,344
End of the period / year	(208,423)	(177,944)

See Note 19 to the interim condensed consolidated financial statements.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type of provision:

	09.30.2023			06.30.2023
	Investments in associates and joint ventures	Labor, legal and other claims	Total	Total
Beginning of period / year	269	1,159	1,428	977
Additions (i)	-	307	307	1,309
Decreases (i)	-	(2)	(2)	(216)
Used during the period / year	-	(52)	(52)	(51)
Inflation adjustment	-	(327)	(327)	(613)
Share of income	148	-	148	22
End of period / year	417	1,085	1,502	1,428
Non-current			686	581
Current			816	847
Total			1,502	1,428

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Revenues

	09.30.2023	09.30.2022
Base rent	7,181	5,769
Contingent rent	5,464	5,214
Admission rights	1,278	1,027
Parking fees	617	458
Property management fees	124	122
Others	32	24
Averaging of scheduled rent escalation	55	(95)
Rentals and services income	14,751	12,519
Sale of trading properties	36	677
Total revenues from sales, rentals and services	14,787	13,196
Expenses and collective promotion funds	4,671	4,787
Total revenues from expenses and collective promotion funds	4,671	4,787
Total revenues	19,458	17,983

20.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	09.30.2023	09.30.2022
Salaries, social security costs and other personnel expenses	1,699	1,298	208	3,205	2,933
Maintenance, security, cleaning, repairs and others	2,176	189	4	2,369	2,130
Taxes, rates and contributions	467	1	524	992	975
Advertising and other selling expenses	1,055	-	204	1,259	1,482
Director´s fees (Note 23) (ii)	-	(3,693)	-	(3,693)	707
Amortization and depreciation	82	65	18	165	641
Fees and payments for services	41	309	11	361	370
Leases and services’ charges	102	11	2	115	195
Traveling, transportation and stationery expenses	50	60	5	115	76
Cost of sales of trading properties	10	-	-	10	45
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	45	45	(55)
Bank expenses	9	47	-	56	67
Freight expenses	2	-	-	2	-
Others	1	-	-	1	36
Total expenses by nature as of 09.30.2023	5,694	(1,713)	1,021	5,002	-
Total expenses by nature as of 09.30.2022	6,350	2,585	667	-	9,602

(i) For the three-month period ended September 30, 2023, includes ARS 5,552 of rental and services costs and ARS 142 of costs of sales and developments, of which ARS 103 corresponds to investment properties and ARS 39 to trading properties. For the three-month period ended September 30, 2022, includes ARS 6,138 which corresponds to rental and services costs and ARS 212 to costs of sales and developments, of which ARS 67 corresponds to investment properties and ARS 145 to trading properties.
(ii) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050. The Board of Directors of the Company had proposed Director's fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it.

21.
Other operating results, net

	09.30.2023	09.30.2022
Lawsuits and other contingencies (i)	(305)	(167)
Donations	(33)	(69)
Loss from disposal of joint ventures	(558)	-
Administration fees	132	203
Loss from disposal of property, plant and equipment	(1)	-
Interest and allowances generated by operating assets	259	83
Others	(43)	(50)
Total other operating results, net	(549)	-

(i)
Includes legal costs and expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Financial results, net

	09.30.2023	09.30.2022
Interest income	107	62
Total finance income	107	62
Interest expense	(3,628)	(4,017)
Other finance costs	(248)	(331)
Total finance costs	(3,876)	(4,348)
Exchange rate differences, net	(2,347)	6,586
Fair value net gain / (loss) from financial assets and liabilities at fair value through profit or loss, net	32	(4,239)
Loss from derivative financial instruments, net	-	(5)
Gain from repurchase of non-convertible notes	-	2
Other financial results	1,399	(209)
Total other financial results	(916)	2,135
Inflation adjustment	5,190	9,584
Total financial results, net	505	7,433

23.
Related party transactions

See description of the main transactions conducted with related parties in Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following is a summary of the balances with related parties as of September 30, 2023 and June 30, 2023:

Item	09.30.2023	06.30.2023
Right of use assets	9	-
Trade and other receivables	16,182	15,713
Investments in financial assets	257	285
Trade and other payables	(9,131)	(17,932)
Borrowings	(28,608)	(28,953)
Total	(21,291)	(30,887)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.2023	06.30.2023	Operation description	Item
Cresud	329	-	Debtors for sales, rentals and services	Trade and other receivables
	257	285	Bonds	Investments in financial assets
	(29)	(1,057)	Corporate services payable	Trade and other payables
	(3)	(4)	Long-term incentive plan payable	Trade and other payables
	(252)	(340)	Other liabilities	Trade and other payables
Total controlante	302	(1,116)
Tyrus S.A.	24	31	Debtors for sales, rentals and services	Trade and other receivables
	11,346	11,165	Borrowings granted	Trade and other receivables
	(5)	(5)	Leases and services received	Trade and other payables
	(2,615)	(2,705)	Non-Convertible Notes	Borrowings
	(184)	(164)	Borrowings	Borrowings
ECLASA	(1,940)	(1,940)	Borrowings	Borrowings
Panamerican Mall S.A.	46	79	Debtors for sales, rentals and services	Trade and other receivables
	1	2	Long-term incentive plan	Trade and other receivables
	-	5	Leases and services received	Trade and other payables
	(24)	(66)	Other payables	Trade and other payables
Arcos del Gourmet S.A.	61	87	Debtorsfor sales, rentals and services	Trade and other receivables
	(14)	(33)	Leases and servicesreceived	Trade and other payables
	(14)	(52)	Other payables	Trade and other payables
Fibesa S.A.U.	1	2	Debtors for sales, rentals and services	Trade and other receivables
	13	13	Borrowings granted	Trade and other receivables
	5	-	Leases and services received	Trade and other payables
	13	17	Long-term incentive plan	Trade and other receivables
	(8)	(11)	Other payables	Trade and other payables
Shopping Neuquen S.A.	9	-	Rights of use assets	Rightof use assets
	-	(2)	Other payables	Trade and other payables
	2	13	Debtors for sales, rentals and services	Trade and other receivables
	278	348	Borrowings granted	Trade and other receivables
Torodur S.A.	(15)	(15)	Leases and services received	Trade and other payables
	(3)	(4)	Other payables	Trade and other payables
	(1,393)	(1,348)	Non-Convertible Notes	Borrowings
	(20,234)	(19,855)	Borrowings	Borrowings
Ritelco S.A.	8	28	Debtors for sales, rentals and services	Trade and other receivables
	(127)	(125)	Borrowings	Borrowings
Entretenimiento Universal S.A.	177	174	Borrowings granted	Trade and other receivables
We Are Appa S.A.	17	1	Debtors for sales, rentals and services	Trade and other receivables
	24	-	Capital contributions pending integration	Trade and other receivables
	1,286	1,119	Borrowings granted	Trade and other receivables
Emprendimiento Recoleta S.A.	14	15	Debtors for sales, rentals and services	Trade and other receivables
	1	1	Long-term incentive plan	Trade and other receivables
Centro de Entretenimiento La Plata S.A.	17	17	Debtors for sales, rentals and services	Trade and other receivables
	262	260	Capital contributions pending integration	Trade and other receivables
Banco Hipotecario S.A.	16	17	Debtors for sales, rentals and services	Trade and other receivables
	(1)	(34)	Leases and services received	Trade and other payables
CYRSA S.A.	(113)	(116)	Borrowings	Borrowings
GCDI S.A. (Ex TGLT S.A.)	-	1	Advance to suppliers	Trade and other receivables
Hoteles Argentinos S.A.U.	5	2	Debtors for sales, rentals and services	Trade and other receivables
	(1)	-	Leases and services received	Trade and other payables
	2	-	Advance to suppliers	Trade and other receivables
	-	(1)	Other payables	Trade and other payables
Nuevas Fronteras S.A.	3	162	Debtors for sales, rentals and services	Trade and other receivables
	(32)	(65)	Borrowings	Borrowings
Llao Llao Resorts S.A.	1	1	Debtors for sales, rentals and services	Trade and other receivables
	-	(2)	Invoices to receive	Trade and other payables
	(1,228)	(336)	Borrowings	Borrowings
Nuevo Puerto Santa Fe S.A.	26	36	Debtors for sales, rentals and services	Trade and other receivables
	119	-	Dividends receivable	Trade and other receivables
	1	1	Long-term incentive plan	Trade and other receivables
	(2)	(8)	Other payables	Trade and other payables
IRSA - Galerías Pacífico S.A. U.T.	-	1	Debtors for sales, rentals and services	Trade and other receivables
	-	(190)	Other payables	Trade and other payables
	-	(1,569)	Borrowings	Borrowings
Quality Invest S.A.	-	1	Debtors for sales, rentals and services	Trade and other receivables
	-	61	Capital contribution spending integration	Trade and other receivables
	-	(4)	Leases and services received	Trade and othe rpayables
Total subsidiaries, associates and joint ventures	(14,175)	(14,990)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.2023	06.30.2023	Operation description	Item
Directors	(8,599)	(15,949)	Directors' fees provision	Trade and other payables
Total directors	(8,599)	(15,949)
Futuros y Opciones S.A.	1	1	Debtors for sales, rentals and services	Trade and other receivables
BHN Vida S.A.	(9)	(9)	Tenant deposits	Trade and other payables
	(134)	(135)	Non-Convertible Notes	Borrowings
BHN Seguros Generales S.A.	(46)	(46)	Non-Convertible Notes	Borrowings
Consultores Asset Management S.A.	25	20	Debtors for sales, rentals and services	Trade and other receivables
Estudio Zang, Bergel &Viñes	(23)	(8)	Invoice store ceive	Trade and other payables
Austral Gold	4	4	Debtors for sales, rentals and services	Trade and other receivables
Fundación Museo de los Niños	-	13	Debtors for sales, rentals and services	Trade and other receivables
	-	(7)	Leases and services received	Trade and other payables
Real Estate Strategies LLC	621	611	Borrowings granted	Trade and other receivables
IRSA International LLC	(106)	(105)	Other payables	Trade and other payables
	(440)	(431)	Borrowings	Borrowings
La Rural S.A.	20	1	Debtors for sales, rentals and services	Trade and other receivables
	(12)	(15)	Leases and services received	Trade and other payables
Ogden Argentina S.A.	5	14	Debtors for sales, rentals and services	Trade and other receivables
	1,324	1,304	Borrowings granted	Trade and other receivables
La Arena S.A.	1	2	Debtors for sales, rentals and services	Trade and other receivables
Boulevard Norte S.A.	(16)	(16)	Other payables	Trade and other payables
New Lipstick	84	83	Debtors for sales, rentals and services	Trade and other receivables
Agrofy S.A.	4	5	Debtors for sales, rentals and services	Trade and other receivables
Helmir S.A.	(122)	(118)	Non-Convertible Notes	Borrowings
Total others	1,181	1,168
Total	(21,291)	(30,887)

The following is a summary of the results with related parties for the three-month period ended September 30, 2023 and 2022:

Related parties	09.30.2023	09.30.2022	Operation description
Cresud	13	36	Leases and/or right of use assets
	30	1,802	Financial operations
	(987)	(1,161)	Corporate services
Total parent company	(944)	677
Arcos del Gourmet S.A.	(13)	(26)	Leases and/or right of use assets
	44	47	Fees
Fibesa S.A.U.	-	3	Leases and/or right of use assets
	1	2	Fees
	-	5	Financial operations
Ritelco S.A.	(2)	4	Financial operations
Torodur S.A.	(409)	658	Financial operations
Efanur S.A.	-	24	Financial operations
Tyrus S.A.	17	(297)	Financial operations
Shopping Neuquen S.A.	(13)	(72)	Financial operations
	(1)	(443)	Leases and/or right of use assets
Entretenimiento Universal S.A.	3	(5)	Financial operations
ECLASA	(28)	62	Financial operations
Panamerican Mall S.A.	84	96	Fees
	(26)	(25)	Leases and/or right of use assets
Emprendimiento Recoleta S.A.	-	1	Fees
CYRSA S.A.	(1)	8	Financial operations
Centro de Entretenimiento La Plata S.A.	10	(3)	Leases and/or right of use assets
	(2)	-	Financial operations
IRSA - Galerías Pacífico S.A. U.T.	(4)	31	Financial operations
	-	1	Fees
Hoteles Argentinos S.A.U.	(3)	1	Fees
Nuevas Fronteras S.A.	(42)	13	Fees
	(1)	10	Financial operations
We Are Appa S.A.	4	3	Fees
	46	(15)	Financial operations
	2	-	Leases and/or right of use assets
Nuevo Puerto Santa Fe S.A.	(3)	2	Leases and/or right of use assets
	26	31	Fees
Quality Invest S.A.	-	3	Fees
	-	4	Financial operations
	-	(12)	Leases and/or right of use assets
Total subsidiaries, associates and joint ventures	(311)	111

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.2023	09.30.2022	Operation description
Directors (1)	3,693	(707)	Fees
Senior Management	(54)	(91)	Fees
Total Directors and Senior Management	3,639	(798)
BHN Seguros Generales S.A.	(1)	1	Financial operations
BHN Vida S.A.	(3)	2	Financial operations
Austral Gold S.A	(2)	2	Fees
Consultores Asset Management S.A.	(2)	1	Fees
Hamonet S.A.	(3)	(3)	Leases and/or right of use assets
Helmir S.A.	(4)	-	Financial operations
Isaac Elsztain e Hijos S.C.A.	(8)	(7)	Leases and/or right of use assets
Estudio Zang, Bergel &Viñes	(39)	(17)	Fees
Fundación IRSA	(23)	(43)	Donations
Fundación Museo de los Niños	(9)	6	Leases and/or right of use assets
Fundación Puerta 18	(6)	(17)	Donations
Ogden Argentina S.A.	20	(34)	Financial operations
UT La Rural S.A. - OFC S.R.L - Ogden y Enusa	(1)	1	Fees
Real Estate Strategies LLC	3	-	Financial operations
La Rural S.A.	2	2	Leases and/or right of use assets
IRSA International LLC	(5)	(4)	Financial operations
Other subsidiaries, associates and joint ventures	(81)	(110)
Total at the end of the period	2,303	(120)

(1) See Note 20 to these Financial Statements.

The following is a summary of the transactions with related parties without impact in resultsfor the three-month period ended September 30, 2023 and 2022:

Related parties	09.30.2023	09.30.2022	Operation description
Quality Invest S.A.	(9,421)	-	Sale of shares
Total distribution of dividends	(9,421)	-
Fibesa S.A.U.	-	667	Dividends received
IRSA - Galerías Pacífico S.A. U.T.	1,512	-	Dividends received
Arcos del Gourmet S.A	-	689	Dividends received
Nuevo Puerto Santa Fe S.A.	160	-	Dividends received
Total dividends received	1,672	1,356
Palermo Invest S.A.	-	(5)	Irrevocable contributions
Liveck S.A.	(17)	-	Irrevocable contributions
Centro de Entretenimientos La Plata S.A.	-	(143)	Irrevocable contributions
Total irrevocable contributions to subsidiaries	(17)	(148)

24.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount	Foreign exchange rate (2)	Total as of 09.30.2023	Total as of 06.30.2023
Assets
Trade and other receivables
US Dollar	11.37	348.95	3,967	2,261
Euros	0.08	368.32	30	30
Receivables with related parties
US Dollar	43.30	349.95	15,154	14,648
Total Trade and other receivables			19,151	16,939
Investments in financial assets
US Dollar	35.88	348.95	12,522	13,554
Investment in financial assets with related parties
US Dollar	0.73	349.95	257	286
Total Investments in financial assets			12,779	13,840
Cash and cash equivalents
US Dollar	25.80	348.95	9,004	1,821
Total Cash and cash equivalents			9,004	1,821
Total Assets			40,934	32,600

Liabilities
Trade and other payables
US Dollar	5.33	349.95	1,865	1,766
Payables with related parties
US Dollar	0.42	349.95	146	147
Total Trade and other payables			2,011	1,913
Lease liabilities
US Dollar	2.37	349.95	831	524
Total Lease liabilities			831	524
Borrowings
US Dollar	324.59	349.95	113,592	114,191
Borrowings with related parties
US Dollar	81.55	349.95	28,540	28,865
Total Borrowings			142,132	143,056
Total Liabilities			144,974	145,493

(1)
Considering foreign currencies those that differ from the Group’s functional currency at each period / year.
(2)
Exchange rate as of September 30, 2023 according to Banco de la Nación Argentina records.

IRSA Inversiones y Representaciones Sociedad Anónima

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions and allowances	Note 13 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 Foreign currency assets and liabilities

26.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

27.
Negative working capital

As of September 30, 2023, the Company presents a negative working capital of ARS 36,112, which is permanently monitored by the Shareholder meeting and the Management.

28.
Other relevant events of the period

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.
Subsequent events

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”), which comprise the unaudited condensed interim separate statement of financial position as of September 30, 2023, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2023;

Free translation from the original prepared in Spanish for publication in Argentina

c) as of September 30, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 539,282,080 which was not due at that date.

Autonomous City of Buenos Aires, November 6, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 116 F. 135

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IQ 24	IQ 23	YoY Var
Revenues	30,725	27,803	10.5%
Result from fair value adjustment of investment properties	102,292	(15,797)	-
Result from operations	121,405	(2,520)	-
Depreciation and amortization	575	520	10.6%
EBITDA (1)	121,980	(2,000)	-
Adjusted EBITDA (1)	17,030	15,958	6.7%
Result for the period	81,080	3,089	2,524.8%
Attributable to equity holders of the parent	77,042	2,768	2,683.3%
Attributable to non-controlling interest	4,038	321	1,157.9%
(1) See Point XVI: EBITDA Reconciliation

Group revenues increased by 10.5% during the three-months period of 2024 compared to the same period in 2023, mainly due to the favorable evolution of Shopping Centers and Hotels segments.

Adjusted EBITDA from the rental segments reached ARS 16,713 million, 21.0% higher than the three-month period of the previous year, ARS 13,321 million coming from the Shopping Centers segment, ARS 1,282 million from the office segment and ARS 2,110 million from Hotels segment. Total Adjusted EBITDA reached ARS 17,030 million, increasing 6.7% in the period.

The net result for the three-month period of fiscal year 2024 registered a gain of ARS 81,080,2,524.8% higher than the same period of the previous year. This is mainly explained by the gain recorded from changes in the fair value of investment properties due to the impact of a devaluation greater than inflation on those properties valued in USD.

II.Shopping Malls

Our portfolio’s leasable area totaled 334,737 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 224,171 million in the three-months period of fiscal year 2024, 10.1% higher than in the same period of the previous fiscal year.

Portfolio occupancy reached 98.0%during the first quarter of fiscal year 2024, keeping the trend observed during recent quarters.

Shopping Malls’ Operating Indicators

	IQ 24	IVQ 23	IIIQ 23	IIQ 23	IQ 23
Gross leasable area (sqm)	334,737	335,826	335,893	336,240	336,240
Tenants’ sales (3 months cumulative in current currency)	224,171	228,140	184,602	242,222	203,640
Occupancy	98.0%	97.4%	96.8%	93.9%	93.7%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 24	IQ 23	YoY Var
Revenues from sales, leases, and services	17,150	14,385	19.2%
Net result from fair value adjustment on investment properties	(2,491)	(12,198)	(79.6)%
Result from operations	10,677	(1,449)	-
Depreciation and amortization	153	153	-
EBITDA (1)	10,830	(1,296)	-
Adjusted EBITDA (1)	13,321	10,902	22.2%
(1)
See Point XVI: EBITDA Reconciliation

Income from this segment during the first quarter of fiscal year 2024 reached ARS 17,150 million, 10.1% higher compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 13,321 million, 22.2% higher than in the same period of fiscal year 2023 as costs increased at a lower rate than revenues.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSAInterest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,629	141	99.8%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,167	156	99.5%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,368	121	95.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,839	107	99.7%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	90	92.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,811	162	99.2%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	74	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,458	63	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,427	84	99.8%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,859	132	93.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	120	98.6%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	98	99.0%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,531	67	97.0%	50%
Alto Comahue	Mar-15	Neuquén	11,700	87	98.7%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			334,737	1,502	98.0%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

Quarterly and cumulative tenants’ sales as of September 30, 2023, compared to the same period of fiscal years 2023, 2022, 2021, and 2020

(ARS million)	IQ 24	IQ 23	YoY Var	IQ 22	IQ 21	IQ 20
Alto Palermo	30,500	26,140	16.7%	17,590	847	20,723
Abasto Shopping	31,733	29,815	6.4%	17,419	622	21,483
Alto Avellaneda	21,823	19,388	12.6%	13,008	608	18,812
Alcorta Shopping	16,775	14,801	13.3%	13,086	109	11,740
Patio Bullrich	9,463	8,867	6.7%	6,302	1,114	7,931
Buenos Aires Design(1)	-	-	0.0%	-	-	-
Dot Baires Shopping	17,815	15,612	14.1%	11,394	554	15,895
Soleil	12,775	11,121	14.9%	9,689	1,223	9,158
Distrito Arcos	18,387	16,024	14.7%	11,315	3,328	9,918
Alto Noa Shopping	9,031	8,794	2.7%	7,319	4,346	7,306
Alto Rosario Shopping	23,349	23,433	-0.4%	18,392	8,180	16,686
Mendoza Plaza Shopping	13,904	12,795	8.7%	10,526	8,152	13,107
Córdoba Shopping	7,302	6,884	6.1%	6,044	3,362	5,128
La Ribera Shopping(2)	3,931	3,852	2.1%	2,635	943	3,803
Alto Comahue	7,383	6,114	20.8%	4,430	1,011	5,310
Total sales	224,171	203,640	10.1%	149,149	34,399	167,000
(1) December 5, 2018, end of concession
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of September 30, 2023, compared to the same period of fiscal years 2023, 2022, 2021 and 2020(1)

(in millions of ARS)	IQ 24	IQ 23	YoY Var	IQ 22	IQ 21	IQ 20
Department Store	-	-	-	-	2,528	8,828
Clothes and footwear	126,194	116,042	8.7%	88,690	16,461	90,267
Entertainment	7,668	7,806	-1.8%	3,335	34	6,966
Home and decoration	5,740	4,913	16.8%	4,208	882	3,279
Restaurants	28,032	23,584	18.9%	14,222	2,891	20,382
Miscellaneous	26,782	23,848	12.3%	22,431	6,396	20,883
Services	4,801	3,589	33.8%	2,399	157	1,968
Home Appliances	24,954	23,858	4.6%	13,864	5,050	14,427
Total	224,171	203,640	10.1%	149,149	34,399	167,000
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly and cumulative leases as of September 30, 2023, compared to the same period of fiscal year 2023, 2022, 2021& 2020

(ARS million)	IQ 24	IQ 23	YoY Var	IQ 22	IQ 21	IQ 20
Base rent(1)	7,010	5,552	26.3%	3,118	432	6,952
Percentage rent	6,609	6,312	4.7%	4,828	419	3,319
Total rent	13,619	11,864	14.8%	7,946	851	10,271
Non-traditional advertising	506	350	44.5%	192	218	371
Revenues from admission rights	1,498	1,182	26.7%	864	973	1,749
Fees	138	136	1.6%	153	166	192
Parking	925	612	51.0%	270	22	811
Commissions	218	217	0.5%	236	192	371
Other	246	24	925.0%	44	22	100
Subtotal(2)	17,150	14,385	19.2%	9,705	2,444	13,865
Expenses and Collective Promotion Fund	5,350	5,478	-2.3%	4,200	2,355	5,613
Total	22,500	19,863	13.3%	13,905	4,799	19,478
(1)
Includes Revenues from stands for ARS 655.7 million cumulative as of September 2023.
(2)
Includes ARS 16.5 million from Patio Olmos and ARS 194.9 million from sponsorship income from “Buenos Aire Fashion Week” Production.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

III. Offices

According to Colliers, the quarter closes with a slight increase in vacancy standing at 17.3%, in the Buenos Aires City premium market (A+ & A),while prices remain stable at average levels of USD 22.6 per sqm.

Offices’ Operating Indicators

	IQ 24	IVQ 23	IIIQ 23	IIQ 23	IQ 23
Gross Leasable area	61,742	74,392	74,392	82,708	82,708
Total Occupancy	83.0%	68.7%	68.4%	68.6%	68.5%
Class A+ & A Occupancy	88.5%	86.9%	86.9%	83.7%	82.0%
Class B Occupancy	46.4%	17.2%	16.1%	19.6%	24.9%
Rent USD/sqm	25.2	25.5	25.6	24.8	25.0

The gross leasable area of the first quarter of fiscal year 2024 was 61,742 sqm,decreasing significantly when compared to the previous quarter due to the full sale of the class B building located in Suipacha 652/664, as well as one floor in the “261 Della Paolera” building. The average occupancy of the portfolio grew to 83.0% mainly due to the impact of the Suipacha Building sale, which was entirely vacant. The average rent of the portfolio reached USD 25.2/m2.

Offices’ Financial Indicators

(in ARS million)	IQ 24	IQ 23	YoY Var
Revenues from sales, leases and services	1,584	1,635	(3.1)%
Net result from fair value adjustment on investment properties, PP&E e inventories	32,178	(1,220)	-
Profit from operations	33,441	31	107,774.2%
Depreciation and amortization	19	88	(78.4)%
EBITDA(1)	33,460	119	28,017.6%
Adjusted EBITDA (1)	1,282	1,339	(4.3)%
(1)
See Point XVI: EBITDA Reconciliation

During the first quarter of fiscal year 2024, revenues from the offices segment decreased by 3.1% and Adjusted EBITDA decreased 4.3% compared to the previous fiscal year, mainly explained by the impact of asset sales. Adjusted EBITDA margin was 80.9%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	3M 24 - Rental revenues (ARS thousand) (4)
AAA & A Offices
Boston Tower	Dec-14				1,748
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	71,974
Dot Building	Nov-06	11,242	57.6%	80%	171,066
Zetta	May-19	32,173	95.7%	80%	969,810
261 Della Paolera – Catalinas(5)	Dec-20	7,331	100%	100%	317,848
Total AAA & A Offices		53,725	88.5%		1,532,446

B Offices
Philips	Jun-17	8,017	46.4%	100%	51,937
Total B Buildings		8,017	46.4%	100%	51,937
Subtotal Offices		61,742	83.0%		1,584,383
(1) Corresponds to the total gross leasable area of each property as of September 30, 2023. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2023.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4)Corresponds to the accumulated income of the period.
(5) We own 20% of the building that has 35,872 square meters of gross leasable area.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

IV. Hotels

The company's hotels continue to register good levels of income and occupancy thanks to the increase in international tourism, exchange rate competitiveness in Argentina and the recovery of the conventions and corporate events segment.

(in ARS million)	IQ 24	IQ 23	YoY Var
Revenues	5,987	4,773	25.4%
Profit from operations	1,837	1,408	30.5%
Depreciation and amortization	273	162	68.5%
EBITDA	2,110	1,570	34.4%

During the first quarter of fiscal year 2024, Hotels segment recorded an increase in revenues of 25.4% compared with the same period of fiscal year 2023 while the segment’s EBITDA reached ARS 2,110 million, a 34.4% increase when compared to the same period of fiscal year 2023.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(4)
Intercontinental (1)	11/01/1997	76,34%	313	59.0%
Sheraton Libertador (2)	03/01/1998	100,00%	200	68.9%
Llao Llao (3)	06/01/1997	50,00%	205	75.4%
Total	-	-	718	66.4%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IQ 24	IVQ 23	IIIQ 23	IIQ 23	IQ 23
Average Occupancy	66.4%	64.5%	68.6%	71.4%	62.7%
Average Rate per Room (USD/night)	267	201	231	208	227

V. Sales and Developments

(in ARS million)	IQ 24	IQ 23	YoY Var
Revenues	262	1,098	(76.1)%
Net result from fair value adjustment on investment properties	72,705	(2,526)	-
Result from operations	71,138	(2,821)	-
Depreciation and amortization	19	26	(26.9)%
Net result from fair value adjustment on investment properties	2,331	2,161	7.9%
EBITDA (1)	71,157	(2,795)	-
Adjusted EBITDA (1)	783	1,892	(58.6)%
(1)
See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment reached ARS 783 million during the first quarter of fiscal year 2024, 38.0% lower than the registered during the same quarter of the previous fiscal year, mainly due to lower sales recorded during the quarter.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

VI. Others

(in millions of ARS)	IQ 24	IQ 23	YoY Var
Revenues	319	303	5.3%
Net result from fair value adjustment on investment properties	(109)	(52)	109.6%
Result from operations	4,463	198	2,154.0%
Depreciation and amortization	119	96	24.0%
Recovery of provision	4,989	-	-
EBITDA	4,582	294	1,458.5%
Adjusted EBITDA	(298)	346	(186.1)%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2023. During the three-month period of fiscal year 2024, the investment in Banco Hipotecario generated an ARS 1,968 million gain compared to a ARS 1,506 million loss during the same period of 2023. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

3M 24	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	10,677	33,441	71,138	1,837	4,463	121,556
Depreciation and amortization	153	19	19	273	119	583
EBITDA	10,830	33,460	71,157	2,110	4,582	122,139

3M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	(1,449)	31	(2,821)	1,408	198	(2,633)
Depreciation and amortization	153	88	26	162	96	525
EBITDA	(1,296)	119	(2,795)	1,570	294	(2,108)
EBITDA Var	-	28,017.6%	-	34.4%	1,458.5%	-

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	25,302	(144)	5,567	-	30,725
Costs	(4,327)	14	(5,685)	-	(9,998)
Gross result	20,975	(130)	(118)	-	20,727
Result from sales of investment properties	102,283	9	-	-	102,292
General and administrative expenses	343	19	-	48	410
Selling expenses	(1,624)	14	-	-	(1,610)
Other operating results, net	(421)	(1)	56	-48	(414)
Result from operations	121,556	(89)	(62)	-	121,405
Share of loss of associates and joint ventures	2,080	137	-	-	2,217
Result before financial results and income tax	123,636	48	(62)	-	123,622
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of September 30, 2023:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	21.0	Floating	< 360 days
Series VIII	USD	10.8	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	43.8	Floating	Mar-24
Series XIII	USD	22.2	3.9%	Aug-24
Series XIV	USD	157.8	8.75%	Jun-28
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dic-25
IRSA’s Total Debt	USD	383.4
Cash & Cash Equivalents + Investments (2)	USD	192.3
IRSA’s Net Debt	USD	191.1
(1)
Principal amount in USD (million) at an exchange rate of ARS 349.95/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XI. Material and Subsequent Events

July 2023: “Suipacha 652/664” Building Sale

On July 24, 2023, the Company sold the entire "Suipacha 652/64" office building, located in the Microcentro district of the Autonomous City of Buenos Aires.The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a gross leasable area of 11,465 sqm, which was vacant at the moment of the transaction.

The price was set at USD 6.75 million, of which USD 3 million have been collected in cash, USD 750,000 through the delivery of 3 units in a building owned by the buyer, with a 30-month free lease agreement and the remaining balance of USD 3 million will be paid as follows:

●
USD 2.5 million in 10 semi-annual, equal and consecutive installments of USD 250,000, the first due 24 months after the signing of the deed, with annual interest of 5%;

●
USD 500,000 through the provision of services by the buyer.

This sale is part of the company's strategy to consolidate a portfolio of premium offices in the City of Buenos Aires.

August 2023: LEED Certification of '200 Della Paolera' Building

On August 3, 2023, the '200 Della Paolera' building, located in Catalinas Norte, Autonomous City of Buenos Aires, has achieved LEED Gold Core & Shell certification (Leadership in Energy and Environmental Design).

This certification, renowned in the sector and highly valued by the market, recognizes the company's commitment to sustainable real estate development, incorporating into construction aspects related to energy efficiency, improvement of indoor environmental quality, water consumption efficiency, the sustainable development of the free spaces of the plot and the selection and recycling of materials.

With this achievement, 74% of our premium office portfolio has the LEED seal and several tenants are in the process of certifying their interiors, promoting energy and environmental design, quality of life, and healthy workspaces.

We continue advancing in our ESG strategy, applying high quality standards in our real estate operations through the responsible use of resources and the most sustainable technologies, developing projects in balance with the environment, with social responsibility, diverse committed teams, and good corporate governance practices.

August 2023: Sale Quality Invest S.A.

On August 31, 2023, IRSA has sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital.

Quality Invest S.A. owns a property located at Avenida San Martín 601/611/645 in the district of San Martín, Province of Buenos Aires, of 159,996 sqm with a covered area of 80,027 sqm, which used to be Nobleza Picardo´s industrial plant until 2011. The transaction price was set at USD 22,900,000, of which USD 21,500,000 has been collected with the transfer of the shares and the balance of USD 1,400,000 will be collected after 3 years, accruing an annual interest of 7%.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

August 2023 and October 2023: “261 Della Paolera” three floors sale

On August 9, 2023, IRSA sold and transferred an additional floor, for a total area of 1,184 m2, 10 garage units and 2 complementary units of the same building. The transaction price was USD (MEP) 6.3 million (USD 5,300/m2), which was paid in full in ARS.

Subsequently, on October 6, 2023, IRSA sold and transferred two additional floors, for a total area of 2,395 m2 and 18 garage units. The transaction price was USD (MEP) 14.9 million (USD 6,300/m2), which was paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

September 2023: Shares Buyback Program - Price Modification

On September 5, 2023, the Company informs that its Board of Directors,  at the meeting held on June 15, 2023, where the share repurchase program was created for an amount of up to ARS 5,000,000,000 under the terms of Article 64 of Law 26,831 and the Regulations of the National Securities Commission, has resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9.00 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

As of this date, the Company has repurchased the equivalent of 4,532,583 common shares representing approximately 42.23% of the approved program.

September 2023: Capitalization and Change in Nominal Value

The Comisión Nacional de Valores (the Argentine National Securities Commission) and Buenos Aires Stock Exchange approved what has been decided in the Company’s Shareholders meeting held on April 27, 2023:

1) An increase in the capital stock in the amount of ARS 6,552,405,000, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share.

2) changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

From September 20, 2023, the shares distribution and the change in nominal value will be made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization will have economic rights under equal conditions with those that are currently in circulation.

It is reported that the Company share capital after de indicated operations will amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentinean peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

It should be mentioned that this capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

September 2023: Warrants – Post Capitalization

On September 15, 2023, the Company reported that as a result of an increase in the capital stock through the partial capitalization of the Issue Premium account and an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso ARS 1to ARS 10.

Each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023.  The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1)

●
Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

●
Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1)

●
Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

September 2023: Warrants Exercise

Between September 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares and 67,061 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 27,246.88 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 736,354,245 to 736,421,306 with a face value of ARS 10, the capital stock increases from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants decreased from 79,709,301 to 79,646,262.

October 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 64,000 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Distribution of 12.644.273. of own shares with NV ARS 10.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

On October 12, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 4,340,000,000 equivalent to 884.687833212% of the stock capital, an amount per share of ARS 88.4687833212 (ARS 10 par value) and an amount per ADR of ARS 884.687833212.

On the same day, the Company distributed own shares, the distribution of the shares constitutes 0.01747849138 shares per ordinary share and 0.1747849138 per GDS, a percentage of 1.747849138% of the stock capital of 723,419,014 shares and NV ARS 10, net of treasury shares.

As of the date of presentation of the financial statements, the cash dividend and treasury shares have not yet been distributed among GDS holders due to the exchange and securities restrictions in force in Argentina. IRSA is analyzing, together with the Bank of New York Mellon (“BONY”), custodian of the GDS, possible alternatives for the distribution or investment of said funds until the entity can transfer them in favor of the GDS holders, making it available to any shareholder who decides so to receive the dividend in Argentine pesos.

Meanwhile, the funds are deposited in the common investment fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentinean pesos.

October 2023: Warrants – Post dividends distribution

Subsequently, on October 27, 2023, the Company reported that due to the cash dividend and own shares distributed to the shareholders, The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.0639 (Nominal Value ARS 10);

●
Ratio after the adjustment (current): 1.2272 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

●
Price previous to the adjustment: USD 0.4063 (Nominal Value ARS 10);

●
Price after the adjustment (current): USD 0.3522 (Nominal Value ARS 10).

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2023	09.30.2022	09.30.2021	09.30.2020	09.30.2019
Non-current assets	958,009	943,189	967,315	1,245,023	3,220,685
Current assets	103,354	83,437	66,762	87,676	1,491,762
Total assets	1,061,363	1,026,626	1,034,077	1,332,699	4,712,447
Capital and reserves attributable to the equity holders of the parent	563,110	462,347	291,338	467,972	342,541
Non-controlling interest	32,647	31,815	97,791	155,363	416,027
Total shareholders’ equity	595,757	494,162	389,129	623,335	758,568
Non-current liabilities	376,619	392,075	552,266	509,540	3,030,346
Current liabilities	88,987	140,389	92,682	199,824	923,533
Total liabilities	465,606	532,464	644,948	709,364	3,953,879
Total liabilities and shareholders’ equity	1,061,363	1,026,626	1,034,077	1,332,699	4,712,447

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2023	09.30.2022	09.30.2021	09.30.2020	09.30.2019
Profit from operations	121,405	(2,520)	(21,286)	156,378	94,041
Share of profit of associates and joint ventures	2,217	2,281	(674	982	4,901
Result from operations before financing and taxation	123,622	(239)	(21,960)	157,360	98,942
Financial income	378	140	269	374	553
Financial cost	(4,121)	(4,404)	(7,906)	(10,594)	(11,850)
Other financial results	(2,359)	512	12,939	4,151	(60,857)
Inflation adjustment	6,510	10,700	1,482	(388)	(2,614)
Financial results, net	408	6,948	6,784	(6,457)	(74,768)
Results before income tax	124,030	6,709	(15,176)	150,903	24,174
Income tax	(42,950)	(3,620)	10,756	(52,915)	(16,658)
Result for the period from continued operations	81,080	3,089	(4,420)	97,988	7,516
Result for the period from discontinued operations after taxes	-	-	-	(42,531)	92,344
Result of the period	81,080	3,089	(4,420)	55,457	99,860
Other comprehensive results for the period	(336)	(620)	(712	(57,669)	105,378
Total comprehensive result for the period	80,744	2,469	(5,132)	(2,212)	205,238

Attributable to:
Equity holders of the parent	76,716	2,184	(3,322)	19,377	23,726
Non-controlling interest	4,028	285	(1,810)	(21,589)	181,512

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2023	09.30.2022	09.30.2021	09.30.2020	09.30.2019
Net cash generated from operating activities	10,672	10,318	7,208	22,351	69,602
Net cash generated from investing activities	6,909	4,630	(960)	275,576	23,206
Net cash used in financing activities	(7,734)	(43,904)	(4,506)	(180,501)	(234,329)
Net (decrease) / increase in cash and cash equivalents	9,847	(28,956)	1,742	117,426	(141,521)
Cash and cash equivalents at beginning of year	11,777	37,134	9,202	646,856	618,815
Cash and cash equivalents reclassified to held for sale	-	-	-	-	238
Inflation adjustment	(615)	(422)	(1,594)	(207)	(200)
Deconsolidation of subsidiaries	-	-	-	(692,660)	-
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	592	319	38	(42,178)	92,468
Cash and cash equivalents at period-end	21,601	8,075	9,388	29,237	569,800

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XV. Comparative Ratios

(in ARS million)	09.30.2023		09.30.2022		09.30.2021		09.30.2020		09.30.2019
Liquidity
CURRENT ASSETS	103,354	1.16	83,437	0.59	66,762	0.72	87,676	0.44	1,491,762	1.62
CURRENT LIABILITIES	88,987		140,389		92,682		199,824		923,533
Solvency
SHAREHOLDERS’ EQUITY	595,757	1.28	494,162	0.93	389,129	0.60	623,335	0.88	758,568	0.19
TOTAL LIABILITIES	465,606		532,464		644,948		709,364		3,953,879
Capital Assets
NON-CURRENT ASSETS	958,009	0.90	943,189	0.92	967,315	0.94	1,245,023	0.93	3,220,685	0.68
TOTAL ASSETS	1,061,363		1,026,626		1,034,077		1,332,699		4,712,447
Profitability
RESULT OF THE PERIOD	81,080	0.15	3,089	0.01	-4,420	-0.01	55,457	0.08	99,860	0.12
AVERAGE SHAREHOLDERS’ EQUITY	544,960		441,646		506,232		690,952		832,779

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2023	2022
Profit for the period	81,080	3,089
Interest income	(378)	(140)
Interest expense	3,700	3,964
Income tax	42,950	3,620
Depreciation and amortization	575	520
EBITDA (unaudited)	127,927	11,053
Net gain / (loss) from fair value adjustment of investment properties	(102,292)	15,797
Realized net gain from fair value adjustment of investment properties	2,331	2,161
Recovery of provision	(4,989)	-
Share of profit of associates and joint ventures	(2,217)	(2,281)
Foreign exchange differences net	4,008	(4,947)
Result from derivative financial instruments	8	(24)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(290)	4,465
Inflation adjustment	(6,510)	(10,700)
Other financial costs/income	(946)	434
Adjusted EBITDA (unaudited)	17,030	15,958
Adjusted EBITDA Margin (unaudited) (1)	67.69%	72.34%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XVII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2023	2022
Gross profit	20,727	17,642
Selling expenses	(1,610)	(1,175)
Depreciation and amortization	575	520
Realized result from fair value of investment properties	2,331	2,161
NOI (unaudited)	22,023	19,148

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XVIII.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the three-month period ended September 30 (in ARS million))
	2023	2023
Result for the period	81,080	3,089
Result from fair value adjustments of investment properties	(102,292)	15,797
Result from fair value adjustments of investment properties, realized	2,331	2,161
Recovery of provision	(4,989)	-
Depreciation and amortization	575	520
Foreign exchange, net	4,008	(4,947)
Other financial results	(1,398)	210
Results from derivative financial instruments	8	(24)
Results of financial assets and liabilities at fair value through profit or loss	(290)	4,465
Other financial costs	421	440
Income tax current / deferred(1)	41,527	2,476
Non-controlling interest	(4,038)	(321)
Non-controlling interest related to PAMSA’s fair value	5,259	(571)
Results of associates and joint ventures	(2,217)	(2,281)
Inflation adjustment	(6,510)	(10,700)
Repurchase of non-convertible notes	31	(216)
Adjusted FFO	13,506	10,098
(1)
Net of the effect of current Income Tax that contains the reversal of an unpaid provision.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2023

XIX. Brief comment on prospects for the Next Quarter

The first quarter of fiscal year 2024 maintained good operational performance in the rental businesses, mainly shopping malls and hotels, with increasing occupancy levels and EBITDA. The next quarters of the fiscal year are presented as a challenge for the Company given the uncertainty inherent to the electoral context, but we trust in the quality of our portfolio of malls, offices and hotels to sustain activity levels.

We expect to maintain the growth rate of our tenant sales and visitors in the shopping malls and reach full occupancy of the portfolio. Regarding the office segment, we are confident that the sector will continue to recover in its rental values and occupancy, and we are optimistic regarding the future evolution of hotels given the growth of domestic and international tourism and the expectation of a full recovery of the events and conventions sector. In this direction, prospects for the entertainment sector, which we have through our investment in La Rural and the Buenos Aires and Punta del Este Convention Centers, are favorable. We will continue expanding our portfolio of products and services and enhancing the synergies of our business operations.

Regarding the sales and developments segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best moment to launch the mixed-use projects that the company has in its huge landbank portfolio. Regarding our largest development, Costa Urbana, we are prepared to launch the most ambitious project in the company's history, with the potential to develop 866,806 sqm of mixed uses in one of the best locations of Buenos Aires city.

During fiscal year 2024, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context and the political electoral agenda generate uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Alejandro G. Elsztain
Second Vice-Chairman